Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___April___ 2005
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____





            This Form 6-K consists of the following:



       2005 annual and special meeting and class meetings


TELUS
March 21, 2005


TELUS Corporation

2005 annual and special meeting


  Notice of annual and special meeting and class meeting of
  holders of common shares	                                              i
  Notice of class meeting of the non-voting shares	                    iii
  Invitation to shareholders	                                              1
  Frequently asked questions on voting	                                      2
  Business of the meetings	                                             11
  Mandate and report of the Corporate Governance Committee	             47
  Mandate and report of the Pension Committee	                             51
  Mandate and Report of the Audit Committee	                             54
  Mandate and Report of the Human Resources and Compensation Committee	     58
  Report on executive compensation	                                     61
  TELUS Pension Plan	                                                     75
  Employment agreements	                                                     77
  Indebtedness of directors and officers	                             78
  Securities authorized for issuance under Equity Compensation Plans	     80
  Directors' and officers' insurance and indemnification	             87
  Additional matters and information	                                     88
  Appendix A:  Statement of TELUS' corporate governance practices	     89
  Appendix B: Terms of Reference for Board of Directors                     101


All figures reported in this information circular are in Canadian currency.


Notice of annual and special meeting and class meeting of holders of common shares

   Notice is hereby given that the annual and special meeting of TELUS Corporation (the "Company" or "TELUS") and a class meeting of the holders of common shares of the Company will be held on Wednesday, May 4, 2005 at 10:00 a.m. (MDT) at the Winspear Centre, 9720 - 102 Avenue NW, #4 Sir Winston Churchill Square, Edmonton, Alberta, T5J 4B2 for the following purposes:

   1. receive the Company's 2004 audited consolidated financial statements together with the reports of the auditors on those statements;
   2. consider, and if thought appropriate, pass a special resolution amending Article 12.1 of the Articles of the Company;
   3. consider, and if thought appropriate, pass (i) a special resolution amending the Notice of Articles to remove the application of the Pre-Existing Company Provisions of the Company, (ii) a special resolution deleting the entire Articles and replacing them with new Articles and (iii) a special separate resolution to change the votes required to pass a special separate resolution of holders of common shares of the Company, from 3/4 to 2/3;
   4. consider, and if thought appropriate, pass a special separate resolution amending the Articles of the Company to remove cumulative voting and to add a provision to the Articles respecting the election of directors;
   5. consider, and if thought appropriate, pass a special separate resolution amending the special rights and restrictions in the Articles of the Company attaching to the common shares and the non-voting shares to incorporate provisions relating to compliance with foreign ownership requirements under the Radiocommunication Act and the Broadcasting Act;
   6. elect directors of the Company for the ensuing year;
   7. appoint Deloitte & Touche LLP as auditors for the ensuing year and to authorize the directors to fix their remuneration;
   8. increase the reserve of non-voting shares authorized for issue under the TELUS Management Share Option Plan;
   9. approve the amendment to the TELUS Management Share Option Plan to permit the Company to settle exercise of options by the issue of non-voting shares;
  10. together with the holders of non-voting shares of the Company, approve the amendment to, and reconfirm and approve the Company's shareholder rights plan, as amended and restated; and
  11. transact other business as may properly come before the meetings or any adjournment thereof.

These meetings will be held at the same time and place as a class meeting of the holders of the non-voting shares of the Company (the "non-voting shares") for the purposes set out in the accompanying notice for the non-voting shares meeting.

Dated at Vancouver, British Columbia this 21st day of March, 2005. By order of the Board of Directors


/s/Audrey T. Ho
Audrey T. Ho
Vice-President, Legal Services and
General Counsel and Corporate Secretary

Holders of common or non-voting shares of the Company who are unable to attend these meetings may vote by proxy. Simply sign and return a paper proxy or submit a telephone or Internet proxy by following the instructions in the information circular accompanying this notice or the instructions on the paper proxy.

To be valid, proxies must be received by TELUS' Corporate Secretary, c/o Computershare Trust Company of Canada at 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by 5:00 p.m. local time on May 2, 2005 or, if a meeting is adjourned, by 5:00 p.m. local time, on the second-last business day prior to the date on which the meeting is reconvened.

Notice of class meeting of non-voting shares

Notice is hereby given that a class meeting (the "non-voting shares meeting") of the holders of the non-voting shares of TELUS Corporation (the "Company" or "TELUS") will be held on Wednesday, May 4, 2005 at 10:00 a.m. (MDT) at the Winspear Centre, 9720 - 102 Avenue NW, #4 Sir Winston Churchill Square, Edmonton, Alberta, T5J 4B2 for the following purposes:

   1. consider, and if thought appropriate, pass a special separate resolution, to change the votes required to pass a special separate resolution of the holders of the non-voting shares of the Company from 3/4 to 2/3;
   2. consider, and if thought appropriate, pass a special separate resolution, amending the special rights and restrictions in the Articles of the Company attaching to the common shares and the non-voting shares to incorporate provisions relating to compliance with foreign ownership requirements under the Radiocommunication Act and the Broadcasting Act;
   3. transact other business as may properly come before the meeting or any adjournment thereof.

The non-voting shares meeting will be held at the same time and place as an annual and special general meeting and class meeting of the holders of the common shares of TELUS for the purposes set out in the accompanying notice of annual and special general meeting and class meeting of the holders of the common shares.

Dated at Vancouver, British Columbia this 21st day of March, 2005.

By order of the Board of Directors

/s/Audrey T. Ho
Audrey T. Ho
Vice-President, Legal Services and
General Counsel and Corporate Secretary

Holders of non-voting shares of the Company who are unable to attend the non-voting share meeting may vote by proxy. Simply sign and return a paper proxy or submit a telephone or Internet proxy by following the instructions in the information circular accompanying this notice or the instructions on the paper proxy.

To be valid, proxies must be received by TELUS' Corporate Secretary, c/o Computershare Trust Company of Canada at 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by 5:00 p.m. local time on May 2, 2005 or, if the non-voting shares meeting is adjourned, by 5:00 p.m. local time, on the second-last business day prior to the date on which the meeting is reconvened.


Invitation to shareholders

On behalf of the TELUS Board of Directors and the rest of the TELUS team, we invite you to join us at TELUS' shareholder meetings (the "meetings"). This year, the meetings will be held:

   Date:  Wednesday, May 4, 2005
   Time:  10:00 a.m. (MDT)
   Place: Winspear Centre
          9720 - 102 Avenue NW
          #4 Sir Winston Churchill Square
          Edmonton, Alberta, T5J 4B2

At the meetings, holders of common shares and holders of non-voting shares of TELUS (collectively the "shareholders") will be asked to approve the business items in the notices of the meetings and this information circular. We will also update you on the Company's current financial situation and on how TELUS is continuing to deliver on its strategy. At the end of the meetings, a question and answer session will take place. At the reception following the meetings, you will have an opportunity to personally meet your directors and executive leadership team.

As a shareholder, your vote is very important to us and we encourage you to participate either in person or by proxy. If you cannot attend the meetings in person, we invite you to view our live Web cast at telus.com/agm at 10 a.m.
(MDT) on May 4.

We look forward to seeing you.
Sincerely,


/S/Brian A. Canfield                        /S/Darren Entwistle
Brian A. Canfield                           Darren Entwistle
Chair of the Board of Directors             President & Chief Executive Officer

March 21, 2005



Information Circular

Frequently asked questions on voting

Q. Am I entitled to receive notice of the meetings and attend the meetings?

A. Yes, if you are a holder of common shares or non-voting shares of the Company as of March 21, 2005, which is the record date for the meetings. All shareholders, as of the close of business on that date, are entitled to receive notice of, attend and be heard at the annual and special general meeting and to vote at the appropriate meetings as described in the applicable notices for the meetings.

Q. Am I entitled to vote and what am I voting on?

A. If you were a holder of common shares as of the close of business on March 21, 2005, you are entitled, subject to the cumulative voting provisions for directors, to vote one vote per common share on each of the resolutions listed in the notice of annual and special meeting and class meeting of the holders of common shares (the "common share meeting").

If you were a holder of non-voting shares, as of the close of business on March 21, 2005, you have the right to vote, together with the holders of the common shares, at the common share meeting, one vote per share on the resolution to approve the amendments to, and reconfirm and approve the shareholder rights plan, as amended and restated, and separately at the class meeting of the non-voting shares (the "non-voting share meeting"), one vote per non-voting share on each of the special separate resolutions listed in the notice of for that meeting.

The common share meeting and the non-voting share meeting are herein together the "meetings" and each one a "meeting".

Q. Am I a registered or non-registered shareholder?

A. You are a registered shareholder if you have a share certificate registered in your name.

You are a non-registered shareholder if:

   * your shares are registered in the name of an intermediary (for example, a bank, a trustee or a investment dealer) or the name of a clearing agency of which the intermediary is a participant, or
   * you hold common shares through the TELUS Employee Share Purchase Plan.

Q. How can I vote my shares?

A. You can vote your shares either by attending and voting your shares at the meetings or, if you cannot attend the meetings, by having your shares voted by proxy. How you exercise your vote depends on whether you are a registered or non-registered shareholder (for descriptions, see the previous question).

Voting by attending the meetings - registered and non-registered shareholders

If you are a registered shareholder, you are entitled to attend the applicable meeting and cast your vote in person.

If you are a non-registered shareholder, you are entitled to attend the applicable meeting and cast your vote in person, provided you have submitted a properly executed proxy, inserting your name in the blank space provided and returning it in the envelope provided. When you arrive at the meeting, advise the registration staff that you are a proxy appointee. If you have received a voting instruction form, please follow the instructions on the form.

Royal Trust Corporation of Canada (the "Trustee") is the trustee of all common shares (the "employee shares") held on behalf of members of the TELUS Employee Share Purchase Plan. Holders of employee shares are treated in the same manner as non-registered shareholders. If you hold employee shares, you are entitled to attend the meetings and cast your vote in person, provided you have submitted a properly executed proxy, inserting your name in the blank space provided and returning it according to the instructions on the form. When you arrive at the meeting, advise the registration staff that you are a proxy appointee.

Voting by proxy - registered shareholders

If you are a registered shareholder, you may vote your proxy in one of three ways:
   * by paper proxy to be returned by mail or delivery
   * by telephone
   * by Internet.

If you intend to vote by paper proxy, please use the proxy identified for use by holders of common shares to vote your common shares, and the proxy identified for use by holders of non-voting shares to vote your non-voting shares.

Whichever method you choose, your proxy must be received by TELUS' Corporate Secretary, c/o Computershare Trust Company of Canada (9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1), no later than 5:00 p.m. (local time) on May 2, 2005 or, if a meeting is adjourned, by 5:00 p.m. (local time) on the second-last business day prior to the date on which the meeting is reconvened.

* Proxy and voting by mail or delivery:
  To vote by mail or delivery, your paper proxy must be completed, signed and returned in accordance with the instructions on the paper proxy.

* Proxy and voting by telephone:
  To vote by telephone, call the toll-free number shown on the proxy form that was sent to you by mail or e-mail. Using a touch-tone telephone to select your voting preferences, follow the instructions of the "vote voice" and refer to your holder account number and proxy access number provided on your proxy.

  Note that you cannot vote by telephone if you wish to appoint a person as a proxy other than someone named on the proxy form, or if you wish to distribute your cumulative votes in any manner other than equally regarding the election of directors. In either of these instances, your proxy should be voted by mail, delivery or Internet.

* Proxy and voting by Internet:
  To vote your proxy by Internet, visit the Web site address shown on the proxy form that was delivered to you by mail or e-mail. Follow the online voting instructions and refer to your holder account number and proxy access number provided on your proxy.

Voting by proxy - non-registered shareholders

If you are a non-registered shareholder and you receive these materials through an investment dealer or other intermediary, complete and return the materials entitling you to vote, by following the instructions provided to you by the investment dealer or other intermediary.

If you hold employee shares, use one of the three voting procedures outlined above (mail, telephone or Internet), to direct the Trustee as to how your employee shares are to be voted. The Trustee will deliver the proxy forms for use at the meetings for all votes to be cast at the meetings as indicated on all paper, telephone or Internet proxies. Computershare Trust Company of Canada ("Computershare") has agreed to act as the recipient of voting instructions by holders of employee shares received by proxy and will tabulate the results for the Trustee.

The voting rights attached to employee shares will be voted for or against or withheld from voting only in accordance with the specifications made by the employees. If a proxy is not received by Computershare on behalf of the Trustee according to the above procedures, the employee shares will not be voted by the Trustee.

For employee shares to be voted at the meetings by the Trustee or a duly appointed proxy, proxies must be received by TELUS' Corporate Secretary, c/o Computershare, (9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1) no later than 5:00 p.m. (local time) on May 2, 2005 or, if a meeting is adjourned, by 5:00 p.m., (local time), on the second-last business day prior to the date on which the meeting is reconvened.

If an employee holds common and non-voting shares (other than employee shares), another proxy must be completed to vote those shares, unless the employee attends the meetings and votes the common and non-voting shares in person.

Q. Who votes my shares?

A. Each person named in the proxy to represent shareholders at the meetings is a director and/or officer of the Company. You can appoint someone else to represent you at the meetings, however, you must appoint that person by either paper proxy or Internet proxy by inserting his or her name in the appropriate space on the proxy form, or completing another acceptable paper proxy. The person you appoint does not need to be a shareholder but must attend the meetings in order for your vote to be cast.

Q. How will my shares be voted if I return a proxy?

A. By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meetings and vote your shares on each item of business you are entitled to vote on, according to your instructions. If there are no instructions with respect to your proxy, your common shares will be voted in favour of:

1. the special resolution amending Article 12.1 of the Articles of the Company;
2. the special resolution amending the Notice of Articles of the Company to remove the application of the Pre-Existing Company Provisions, replacing the Articles and the special separate resolution to change the votes required to pass a special separate resolution of the holders of the common shares from 3/4 to 2/3;
3. the special separate resolution amending the Articles of the Company to remove cumulative voting and add a provision to the Articles respecting the election of directors;
4. the special separate resolution amending the special rights and restrictions in the Articles of the Company attaching to the common shares and the non-voting shares to incorporate provisions relating to compliance with foreign ownership requirements under the Radiocommunication Act and the Broadcasting Act;
5. electing directors of the Company for the ensuing year;
6. appointing Deloitte & Touche LLP as auditors for the ensuing year and authorizing the directors to fix their remuneration;
7. increasing the reserve of non-voting shares authorized for issue under the TELUS Management Share Option Plan;
8. approving the amendment to the TELUS Management Share Option Plan to permit the Company to settle exercise of options by the issue of non-voting shares; and
9. together with the holders of the non-voting shares, approving the amendment to, and reconfirming and approving the Company's shareholder rights plan, as amended and restated.

If there are no instructions with respect to your proxy, your non-voting shares will be voted in favour of:

1. the special separate resolution approving the change in the votes required to pass a special separate resolution of the non-voting shares, from 3/4 to 2/3;
2. amending the special rights and restrictions in the Articles attaching to the common shares and the non-voting shares to incorporate provisions relating to compliance with foreign ownership requirements under the Radiocommunication Act and the Broadcasting Act;
3. together with the holders of the common shares, approving the amendment to, and reconfirming and approving the shareholder rights plan, as amended and restated.

Q. Can I revoke a proxy?

A. Yes, if you are a registered shareholder and have voted by paper, telephone or Internet proxy, you may revoke it by delivering a duly executed proxy by paper, telephone or Internet with a later date or a form of revocation of proxy. Such paper proxies can be delivered to the registered office of the Company, to the attention of TELUS' Corporate Secretary, 21 - 3777 Kingsway, Burnaby, B.C. V5H 3Z7, any time up to and including May 2, 2005, or if a meeting is adjourned, on the business day preceding the date of the adjourned meeting.

Alternatively, you may revoke your proxy and vote in person, by delivering a form of revocation of proxy to the Chair of the meetings at the meetings or any adjournment thereof before the vote in respect of which the proxy is to be used is taken. You may also revoke your proxy in any other manner permitted by law.

If you are a non-registered shareholder, you may revoke your proxy or voting instructions by contacting the individual who serves your account.

As a holder of employee shares, if you have provided your proxy (by paper, telephone or Internet) you may revoke it by delivering another proxy (by paper, telephone or Internet) with a later date or a form of revocation of proxy, no later than 5:00 p.m. (local time) on May 2, 2005 or, if a meeting is adjourned, by 5:00 p.m. (local time) on the second-last business day prior to the date on which the meeting is reconvened.

Q. Who has discretionary authority to vote on amendments or variations to any of the business items and on any other matter that may properly come before the meetings?

A. Your voting instructions provided by paper, telephone or Internet proxy give discretionary authority to the person you appoint to vote as he or she sees fit on any amendment or variation to any of the matters identified in the applicable notice of the meetings and any other matters that may properly be brought before a meeting, to the extent permitted by law. As of March 1, 2005, neither the Board of Directors nor senior officers of the Company is aware of any variation, amendment or other matter to be presented for a vote at any meeting.

Q. Is my vote by proxy confidential?

A. Yes, your vote by proxy is confidential. Proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual shareholders' votes, except:

* as necessary to meet the applicable legal requirements
* in the event of a proxy contest
* in the event a shareholder has made a written comment on the proxy.

Q. Who is soliciting my proxy?

A. Your proxy is being solicited on behalf of TELUS management. The solicitation of proxies will be made either by mail to your latest address shown on the register of shareholders or by electronic mail to the e-mail address you provided. In addition to solicitation by mail, employees or agents may solicit proxies by telephone or other ways at a nominal cost to the Company. The Company may, if determined advisable, retain an agency to solicit proxies for the Company in Canada and in the United States. The cost of solicitation is paid for by the Company.

Q. What are the quorum requirements for the meetings and how many common shares and non-voting shares are outstanding?

A. A quorum at either the common share meeting or the non-voting share meeting will consist of at least two persons present and/or represented by proxy, being two Canadians that hold not less than 1/20 (5 per cent) of each of the issued and outstanding shares entitled to be voted at the applicable meeting. On March 15, 2005, the Company had 191,928,650 common shares issued and outstanding and 168,246,161 non-voting shares issued and outstanding.

Q. Does any shareholder beneficially own 10 per cent or more of the common shares that are outstanding?

A. No.

To the knowledge of the directors and senior officers of TELUS, on March 1, 2005, no persons beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 10 per cent of the voting rights attached to all common shares entitled to be voted at the common share meeting.

Q. What if I have a question?

A. If you have any questions regarding the meeting, please contact
Computershare:

  *  by phone: 1-800-558-0046 (toll-free within North America)
               1-514-982-7270 (outside North America)
  * by fax:    (416) 263-9394
  * by e-mail: telus@computershare.com
  * by mail:   Computershare Trust Company of Canada
	       9th floor, 100 University Avenue
	       Toronto, Ontario, M5J 2Y1


Non-voting shares

Subject to the prior rights of the holders of first preferred shares and second preferred shares of the Company, holders of non-voting shares are entitled to participate equally with the holders of common shares with respect to the payment of dividends and the distribution of assets of the Company on the liquidation, dissolution or winding up of the Company. The non-voting shares cannot be subdivided, consolidated, reclassified or otherwise changed unless the common shares are changed in the same manner.

Generally, the holders of non-voting shares are entitled to receive notice of, attend and be heard at all general meetings of the Company and are entitled to receive all notices of meetings, information circulars and other written information from the Company that the holders of common shares are entitled to receive from the Company, but are not entitled to vote at such general meetings unless otherwise required by law. At these meetings, the holders of the non-voting shares are entitled to vote together with the holders of common shares on the resolution to approve amendments to, and to reconfirm and approve the shareholder rights plan, as amended and restated and separately as a class on the special separate resolutions to approve a change in the votes required to pass a special separate resolution of the holders of non-voting shares from 3/4 to 2/3, and amendments to the special rights and restrictions attaching to the non-voting shares to incorporate provisions relating to compliance with foreign ownership requirements under the Radiocommunication Act and the Broadcasting Act.

To ensure that the holders of non-voting shares can participate in any offer made to holders of common shares (but that is not made to the holders of non-voting shares on the same terms), the offer must, by reason of applicable securities legislation or the requirements of the stock exchanges on which the common shares are listed, be made to all or substantially all the holders of common shares who are in any province of Canada to which such requirements apply (an "exclusionary offer"). Each holder of non-voting shares will, for the purposes of the exclusionary offer only, be permitted to convert all or part of the non-voting shares held into an equivalent number of common shares during the applicable conversion period. In certain circumstances (namely, the delivery of certificates, at specified times, by holders of 50 per cent or more of the issued and outstanding common shares to the effect that they will not, among other things, tender to such exclusionary offer or make an exclusionary offer), these conversion rights will not come into effect.

If the Telecommunications Act (Canada) (the "Telecommunications Act") and the regulations thereunder relating to ownership and control are changed so that there is no restriction on non-Canadians holding common shares, holders of non-voting shares will have the right to convert all or part of their non-voting shares into common shares on a one-for-one basis. The Company will have the right to require holders of non-voting shares who do not make such an election to convert such non-voting shares into an equivalent number of common shares.


Business of the meetings

1. Report of management and consolidated financial report

The report of management and the audited consolidated financial statements for the year ended December 31, 2004, including management's discussion and analysis ("MD&A"), are contained in the 2004 annual report of the Company. Shareholders who have requested a copy of the 2004 annual report will receive one by mail. If you did not request a copy, you may view the annual report online at telus.com/annualreport or obtain one upon request to TELUS' Corporate Secretary at 21 - 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

2. Amendments to the Articles of the Company

Approval of the amendment to the articles regarding minimum number of directors

Section 12.1 of the Articles of the Company currently provides for a minimum of 12 and a maximum of 16 directors and that the number of directors may be fixed within such range by the Board of Directors.

The Board of Directors has concluded that the appropriate minimum number of directors be set at 10. Currently the number of directors is 11, and 11 persons are being nominated for election as directors at this meeting. While the Corporate Governance Committee and the Board wish to increase the number of directors, they require sufficient time to conduct the necessary searches and interviews in order to select the individuals they feel will be effective board members adding strengths to the Board in areas determined to be of benefit to the Company. This will enhance Board effectiveness and benefit shareholders. Accordingly, in the view of the Board of Directors, it is desirable to amend the Articles of the Company to provide for the number of directors to be set at a minimum of 10. All other provisions of Article 12.1 including the ability of the Board of Directors to fix the number of directors within the range and to appoint directors between meetings remain unchanged.

The proposed special resolution to be passed at the common share meeting is as follows:

BE IT RESOLVED THAT, as a special resolution:

1. Article 12.1 of the Articles of the Company be amended by deleting the number "12" and replacing it with the number "10"; and
2. the directors of the Company be and are authorized to revoke this special resolution before it is acted on without further approval of the holders of common shares.

To be effective, the special resolution must be approved by not less than 3/4 of the votes cast by the holders of the common shares of the Company who vote in person or by proxy at the common share meeting on the special resolution.

    Management and the Board recommend that holders of common shares vote FOR the amendment to Article 12.1. The persons named in the enclosed form of proxy intend to vote FOR the special resolution approving the amendment to the Articles of the Company, unless the holder of common shares specifies otherwise.

It is intended that the foregoing special resolution will be voted on at the common share meeting and, if passed, the amendment to the Articles will be filed at the records office of the Company to be effective prior to proceeding with the election of directors.

Approval of amendments relating to the new Business Corporations Act (British Columbia)

Background change in legislation

The corporate legislation of the Province of British Columbia has applied to the Company since incorporation. That legislation has recently undergone significant modernization, with the replacement of the Company Act (the "Old Act") by the Business Corporations Act (the "New Act") effective March 29, 2004. The Board of Directors passed the appropriate resolutions on February 16, 2005 to effect the basic transition of the Company from the Old Act to the New Act, and the Company was transitioned on February 23, 2005. This simply means that the Company has replaced its existing incorporating documents (the Memorandum and Articles) with new incorporating documents (the Notice of Articles and Articles) that are substantially similar but that adopt the more simplified form and terminology prescribed by the New Act.

The New Act represents a significant modernization of corporate law in British Columbia and is more in line with the approach followed by corporate statutes of other jurisdictions in Canada and the United States. The Board has determined that it is desirable to update the Articles to better reflect and follow the New Act and to remove various provisions that have become outdated over time or which are now no longer required as a result of, or are inconsistent with, the provisions in the New Act. In addition, the New Act gives companies greater flexibility in dealing with their affairs and organization than the Old Act. The Board believes that it is desirable to change the Company's Articles to take advantage of these new provisions and maximize the Company's ability to act and respond more quickly and with greater flexibility where appropriate. These proposed changes are embodied in the special resolutions or special separate resolutions to be passed by the holders of common shares and the holders of non-voting shares and are described below under the heading "The New Act: Matters for Consideration at the meetings".

The New Act:  Matters for consideration at the meetings

Removal of pre-existing Company provisions

The New Act prescribes and sets out in Table 3 in its Regulations certain provisions that reflect the requirements of the Old Act (the "Pre-existing Company Provisions"). Of these provisions, the following apply to the Company:

   (a) a special resolution requires a majority of 3/4 of the votes cast in order to pass;
   (b) a special separate resolution requires a majority of 3/4 of the votes cast in a class or series in order to pass; and
   (c) subject to several exceptions, before purchasing any of its shares, the Company must make an offer, to every shareholder holding shares of the class or series to be purchased, to purchase the shares pro rata (the "Pro Rata Requirement").

Generally, save for the three Pre-Existing Company Provisions described above, the other Pre-existing Company Provisions do not apply to the Company because of specific exemptions currently available to the Company. However, in order to remove the application of any of the Pre-existing Company Provisions, it is a requirement that the Company remove the application of all of the Pre-existing Company Provisions. For all new companies incorporated under the New Act, the majority required to pass special resolutions and special separate resolutions may be 2/3 or 3/4 of the votes cast, or any number in between. The threshold for passing such resolutions is 2/3 under the Canada Business Corporations Act and most other provincial corporate legislation in Canada. As well, such new companies are not subject to the pro rata purchase requirements.

Special resolutions and special separate resolutions

The New Act and the Company's Articles set out the types of corporate actions and transactions that must first be approved by shareholders, by way of a special resolution or a special separate resolution. For instance, special resolutions (or their equivalent in which all shareholders vote) are required to authorize a number of corporate actions such as certain amalgamations, arrangements and continuances out of British Columbia. Such transactions also may require approvals of each class and series of a company's shares by way of special resolutions passed by the affected class and series in a separate class meeting ("special separate resolutions") if they prejudice or interfere with the rights or special rights attached to such shares. Any proposed changes to the Articles of a company which prejudice or interfere with the rights or special rights attached to a class or series of shares must also be approved by a special separate resolution passed by the holders of the class or series affected.

The Articles of the Company currently provide that the votes required to pass a special resolution or special separate resolution is 3/4 of the votes cast at a meeting. The Board believes that this threshold should be reduced from 3/4 to 2/3. Given that the Company is widely held, the Board believes that 2/3 of the votes is an appropriate threshold required to reflect the wishes of shareholders. The threshold under most other corporate legislation in Canada is 2/3 and this change will also put the Company in line with most other Canadian public companies in this regard.

Pro rata purchase of Company shares

The Board also believes that the Pro Rata Requirement is an unnecessary constraint on the Company and proposes that it be removed from the Company's Articles. Any proposed repurchase by the Company of its own shares is already governed by the securities laws of various provinces and elsewhere where the Company has shareholders. In general, these laws mandate pro rata purchases or their functional equivalent with certain exceptions. The Board believes that securities law and not the Company's constitution should govern pro rata purchases; this approach is also reflected in the New Act as it does not include the pro rata requirement of the Old Act. The end result is that such purchases, unless otherwise specified in a company's articles, are governed by securities legislation. Approving the removal of the Pro Rata Requirement would ensure that the Company is not more restricted than most other Canadian public companies in this regard.

In order to make the above-described changes, the New Act requires the following approvals from shareholders:

   1. that the holders of common shares pass a special resolution approving the removal of all Pre-existing Company Provisions that are part of the Old Act;
   2. that the holders of common shares and the holders of non-voting shares each pass a special separate resolution to change the votes required to pass a special separate resolution for the respective class of shares, from 3/4 to 2/3; and
   3. that the holders of common shares pass a special resolution that authorizes the amendment to the threshold for special resolutions and special separate resolutions in the Company Articles.

For the reasons set forth above, the Board believes it is appropriate for the shareholders to authorize such changes and pass the requisite resolutions.

Other amendments to the Articles

The Articles of a company, among other things, set out rules for the conduct of its business and affairs. For the reasons set out above, including the enactment of the New Act, it is desirable to update the Company's Articles. The proposed amendments principally reflect the provisions of the New Act that modernize British Columbia corporate legislation, including, for instance, those that facilitate electronic communications. The amendments also remove certain provisions in the existing Articles that are now covered by the New Act to avoid the possibility of conflict or the possibility of having to comply both with the statutory provision and a corresponding but different provision in the Articles. The Articles are also proposed to be changed to conform in some respects with the bylaws of Canada Business Corporations Act public companies while maintaining many features of Articles now permitted to be adopted by New Act public companies. With the proposed changes, the corporate actions available to the Company will align more closely with those of other Canadian public companies.

The amendment includes a proposed change in quorum. Previously, with one non-Canadian shareholder holding more than 25 per cent of the common shares, the Board believed that the quorum requirement should ensure that the votes reflect representation of at least five per cent of Canadians as defined under telecommunications legislation. With the sale by Verizon Communications Inc. ("Verizon") of its interest on a widely distributed basis, the Board believes that this requirement is no longer necessary and that it is in the interest of shareholders to increase the quorum to 20 per cent of the issued and outstanding shares entitled to vote. This significant increase in the quorum requirement ensures that the results at general meetings better reflect the wishes of shareholders.

Significant changes from the existing Articles effected by the proposed new Articles include the following:

* provisions permitting that participation in a meeting of the Board of Directors or a committee may be by telephone, electronic or other communication facility if the directors participating are able to communicate with each other, whether or not any director objects
* specifying the matters constituting a conflict of interest and the steps required to be taken by a director or senior officer who has a conflict of interest which are consistent with the New Act
* providing that the indemnification of directors and officers is now authorized in all circumstances, and to the fullest extent permitted by the New Act
* the new Articles do not require the President and Secretary of the Company to be different persons
* the new Articles do not require the President of the Company to be a director
* permitting the designation of such officers as the directors determine (such as a Chief Executive Officer, a Chief Operating Officer and a
  Chief Financial Officer), confirm that the officers must be qualified as required by the New Act, and establish that the responsibilities and terms of such appointments are as determined or permitted by the Board of Directors, without naming specific offices
* the new Articles do not contain (unlike the existing Articles) provisions regarding the creation by the Board of Directors of reserves and other internal accounts to restrict or permit the payment of dividends, as the rules on granting dividends have been amended by the New Act
* in addition to the Company's ability to borrow money, issue debt and mortgage, charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future), provisions permitting the Company, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the conduct of their business
* the quorum for a shareholder meeting is set as 20 per cent of the holders of voting shares in the new Articles. The current Articles provide that a quorum is five per cent of the holders of shares who are Canadian
* the new Articles provide that the Company may give a notice or other document to a shareholder, director or officer in electronic form if the recipient has provided the necessary information to effect such delivery
* the new Articles provide that the general authority required to amend all provisions of the Company's Articles and the Notice of Articles (including amendments to the special rights and restrictions attached to the issued shares of the Company) is a special resolution, except the Company may by ordinary resolution, create new classes or series of shares, increase or reduce the maximum number of shares that may be issued, make certain changes to the par value of shares, change shares with a par value to shares without a par value, change the designation of shares or change the special rights and restrictions attaching to unissued shares, and by resolution of the directors, subdivide or consolidate the shares of the Company or change the name of the Company. In addition, if the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares, by the provisions of the New Act, the consent of the holders of that class of shares by a special separate resolution is also required. Currently there are 1,000,000,000 of each of the common shares, non-voting shares, first preferred shares and second preferred shares authorized in the Company's Notice of Articles. The two classes of preferred shares may be issued in series as determined by the directors
* the ability of the directors to change the name of the Company. This permits flexibility and eliminates costs associated with special meetings seeking the amendment
* a special resolution and a special separate resolution (because of the definition in the new Articles of "special majority") will require only a majority of 2/3 rather than 3/4 of the votes cast in order to be passed. See "Removal of Pre-existing Company Provisions".

The new Articles also incorporate a number of non-substantive changes, including the use of the new terminology adopted under the New Act. For example, "members" are now "shareholders" and "register of members" is now "central securities register" under the New Act. In addition, the new Articles contain provisions relating to the conduct of meetings (directors and shareholders), the right to share certificates, dealings by the Company with joint and similar holders of securities, proxy rules and notice rules, that are not materially dissimilar from those contained in the existing Articles. Non-substantive changes and changes that reflect statutory requirements that the Company cannot alter or amend or are similar to those in the Company's existing Articles have not been specifically described above.

The foregoing sections contain summaries of the principal changes to the Articles, and are qualified in their entirety by reference to the text of the proposed Articles. A copy of this document may be obtained from the Corporate Secretary at 21 -3777 Kingsway, Burnaby, B.C. V5H 3Z7 or at telus.com.

Form of special resolutions

The following is the form of the special resolutions for holders of common shares. The special resolutions must be passed by at least the favourable vote of 3/4 of the votes cast by holders of common shares at the common share meeting.

       "BE IT RESOLVED THAT:

    1. as a special resolution that the Notice of Articles of TELUS
       Corporation (the "Company") be altered to remove the application of the Pre-existing Company Provisions, being those provisions set out in Table 3 of the Regulation under the Business Corporations Act;
    2. as a special resolution that the existing Articles of the Company be deleted in their entirety and the Articles described in the Company's Information Circular dated March 21, 2005 be adopted in substitution therefore, such alteration not to take effect until the date and time that this resolution is received for deposit at the Company's records office;
    3. as a special separate resolution, that Article 27.10 of the Articles be amended to provide that the number of votes required to pass a special separate resolution of the holders of the common shares be set at 2/3 and that Article 27.10 be amended to delete "3/4" and replace the same with "2/3" as it relates to the common shares;
    4. after paragraph 1 of this resolution has been complied with, any one director or officer, or any lawyer for the Company, is authorized to complete, execute and file a Notice of Alteration to effect the alterations described in paragraph 1 above;
    5. this resolution and the new Articles described in paragraph 2 shall forthwith be deposited at the Company's records office; and
    6. the directors of the Company be and are authorized to revoke any of the foregoing resolutions before it is acted on without further approval of the shareholders."

Management and the Board recommend that holders of common shares vote FOR the special resolution removing the Pre-existing Company Provisions from the Articles of the Company and the special resolution and special separate resolution approving the amendment to the Articles as set forth above. The persons named in the enclosed proxy intend to vote FOR these motions unless the holder of common shares specifies otherwise.

The following is the form of the special separate resolution for holders of non-voting shares to be approved at the non-voting share meeting. The special separate resolution of the holders of non-voting shares must be passed by at least the favourable vote of 3/4 of the votes cast by holders of non-voting shares at the non-voting share meeting.


      "BE IT RESOLVED THAT, as a special separate resolution:

   1. Article 27.10 of the Articles be amended to provide that the number of votes required to pass a special separate resolution of the holders of the non-voting shares be set at 2/3 and that Article 27.10 be amended to delete "3/4" and replace the same with "2/3" as it relates to the non-voting shares;
   2. the resolution shall forthwith be deposited in the Company's record office; and
   3. the directors of the Company be and are authorized to revoke this special separate resolution before it is acted on without further approval of the shareholders."

Management and the Board recommend that holders of non-voting shares vote FOR the special separate resolution of the Company as set forth above. The persons named in the enclosed proxy intend to vote FOR this motion unless the holder of non-voting shares specifies otherwise.

The alterations to the Articles of the Company to remove the Pre-existing Company Provisions do not become effective until a Notice of Alteration has been filed with the Registrar under the New Act and the new Articles and any amendments to the new Articles do not become effective until the special resolutions and special separate resolutions have been filed at the Company's records office.

If the above special resolutions and special separate resolutions are passed by the holders of common shares and non-voting shares, the Company will file with the Registrar, a Notice of Alteration and will thereafter file with the records office of the Company, the special resolutions and special separate resolutions amending the Articles.

Special resolutions removing cumulative voting rights

The Articles of the Company currently provide that holders of common shares elect directors through cumulative voting. See "Election of Directors". The cumulative voting provisions were included in the Articles when the Company was first created from the merger of BC TELECOM Inc. and the predecessor Alberta based, TELUS Corporation.

Cumulative voting rights are often found in companies with a significant shareholder, and may afford minority shareholders a greater ability to elect directors to the board.

The Company no longer has a significant shareholder and the candidates for election to the Board are assessed and recommended by an all-independent Corporate Governance Committee and approved by an independent Board of Directors. The Board believes that cumulative voting rights are not necessary to protect the interests of shareholders. Rather, its continuation may serve to enable the election of persons who represent the interests of particular and small shareholder groups. The Board believes that the interests of shareholders are better served by having a well-balanced Board of Directors that represents the interests of all shareholders on an equal basis and not the special interests of any particular and small group of shareholders. The Board further believes that its process for selecting candidates for nomination results in a group of directors with the breadth and diversity of experience and skills to work effectively together and provide all shareholders with effective representation on an equal basis.

It is the responsibility of the Corporate Governance Committee of the Board, which is comprised entirely of independent directors, to recommend to the Board of Directors all candidates being proposed for nomination as directors. Accordingly, the selection of director candidates is completely outside the control of management. The Corporate Governance Committee annually reviews the composition of the Board to ensure it is comprised of persons having the skills and experience necessary to allow it to supervise the business and affairs of the Company, assesses the skills and performance of each director, and identifies any skill gaps that should be filled through new directors. These procedures ensure the optimal mix of skills and talents required for overall Board effectiveness.

For these reasons the Board of Directors is recommending that the holders of common shares approve a special resolution deleting Article 27.4.2, to remove cumulative voting and adding Article 14.10 to the Articles to permit holders of common shares to vote by a separate resolution for each director rather than by a slate. This will ensure that holders of common shares can vote or withhold their votes on any particular candidate for director.

The following is the form of the special resolution to be passed by holders of common shares. The special resolution must be passed by at least the favourable vote of 3/4 of the votes cast by holders of common shares at the meeting, to approve the special resolution.

      "BE IT RESOLVED:

   1. as a special separate resolution that the Articles be altered by removing Article 27.4.2 thereof; and as a special resolution that the following be added as Article 14.10 to the Articles:
        "14.10 	Manner of Election of Directors
         At any shareholders meeting at which directors are to be elected, a separate vote of shareholders shall be taken with respect to each candidate nominated for director.";
   2. the special separate resolution and the special resolution described in paragraph 1 shall forthwith be deposited at the Company's records office; and
   3. the directors of the Company be and are authorized to revoke these resolutions before they are acted on without further approval of the shareholders."

Management and the Board recommend that holders of common shares vote FOR the special separate resolution and special resolution removing the cumulative voting rights and approving the amendment to the Articles as set forth. The persons named in the enclosed proxy intend to vote FOR this motion unless the holder of common shares specifies otherwise.

Amendments to the Articles with respect to the Broadcasting Act and Radiocommunication Act

The Canadian Telecommunications Common Carrier Ownership and Control Regulations (the "Telecommunications Regulations") and the Telecommunications Act contain restrictions relating to the holding of voting shares by non-Canadians. To maintain the eligibility of certain of its subsidiaries, which are Canadian common carriers under the Telecommunications Act, the level of non-Canadian ownership of the common shares cannot exceed 33 1/3 per cent and the Company must not be otherwise controlled by non-Canadians. To ensure that the Company's operating entities continue to be able to operate under the Telecommunications Act, certain provisions and constraints were incorporated into the special rights and restrictions attaching to the common shares and the non-voting shares.

An operating entity owned by the Company holds radio licences under the Radiocommunication Act (Canada) (the "Radiocommunication Act"), which are necessary to provide wireless telecommunication services.

In addition, a subsidiary of the Company has obtained a broadcast distribution licence under the Broadcasting Act (Canada) (the "Broadcasting Act") to offer digital television services to select communities across Alberta and British Columbia, as well as a licence to offer commercial video-on-demand services. These broadcasting licences could enable the Company to compete with cable television companies and satellite service providers for television entertainment services. The Company is testing and evaluating these services for possible launch in the future.

Both the Radiocommunication Act and the Broadcasting Act imposes limitations on foreign ownership similar to those found under the Telecommunications Act, by restricting the number of voting shares of the Company that may be held by non-Canadians.

It is in the interests of all shareholders that the Company's operating entities be able to continue to provide wireless telecommunication services which form a substantial portion of the Company's consolidated business, and also be able to offer new services made possible by its broadcasting licences and compete to the fullest extent possible in the provision of television entertainment services should the Company determine to proceed. For this reason, the Board has determined that the special rights and restrictions attaching to the common shares and the non-voting shares should be amended to ensure that those special rights and restrictions relating to foreign ownership compliance under the Telecommunications Act attaching to the common shares and the non-voting shares be extended to ensure similar compliance under both the Radiocommunication Act and the Broadcasting Act. Given the similarity between the foreign ownership restrictions under these pieces of legislation currently, the Company does not expect that the proposed amendments, if passed, would give rise to any immediate change. Generally speaking, the Company is proposing to simply extend the existing Telecommunications Act compliance safeguards in the Articles affecting the special rights and restrictions on common and non-voting shares to apply also to take into account the Radiocommunication Act and the Broadcasting Act. Specifically, the Company proposes to amend the Articles in the following manners:

* by adding to the definitions in the Articles the definitions necessary for the Radiocommunication Act and the Broadcasting Act;

* to provide that holders of non-voting shares will not have the right to convert all or part of their non-voting shares into common shares on a one for one basis and the Company will not have the right to require non-voting shares who do not make such an election to convert such shares into an equivalent number of common shares unless all of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act have been amended to remove their foreign ownership restrictions;

* the Company is currently required to give notice to each holder of common shares before a general meeting of members at which holders of non-voting shares will be entitled to vote as a class. In such event, holders of common shares will have the right to convert all or part of their common shares into non-voting shares on a one for one basis provided and to the extent that the Company and its subsidiaries remain in compliance with the foreign ownership provisions of the Telecommunications Act and the regulations thereunder, the Radiocommunication Act and the regulations thereunder and the Broadcasting Act and any direction thereunder;

* to extend the restrictions on transfer of the common shares to ensure the Company's ongoing compliance with the foreign ownership provisions of the Telecommunications Act and the regulations thereunder, the Radiocommunication Act and the regulations thereunder and the Broadcasting Act and the direction thereunder including the right to refuse to transfer common shares or require sale of common shares. As well, holders of common shares will have the right, if approved by the Board of Directors of the Company, to convert common shares into non-voting shares in order that the Company be in compliance with the foreign ownership provisions of the Telecommunications Act and the regulations thereunder, the Radiocommunication Act and the regulations thereunder and the Broadcasting Act and any direction thereunder.

The Board is of the view that these amendments are in the best interests of all shareholders. Currently the Company believes that it is in compliance with the foreign ownership requirements.

The following is the form of the special separate resolution for holders of common shares and holders of non-voting shares at their respective meetings. The special resolution must be passed by at least the favourable vote of 3/4 of the votes cast by each of the holders of common shares and the holders of non-voting shares, voting separately at the meetings, to approve the said resolutions.

"BE IT RESOLVED THAT, as a special separate resolution:

1. the Articles of TELUS Corporation (the "Company") be amended as follows:
	(a) by adding the following to "Article 1.1 - Definitions" and renumbering the definitions contained in Article 1.1 accordingly:

     "(2) "Broadcasting Act" means the Broadcasting Act (Canada), as amended or re-enacted from time to time;

     (3) "Broadcasting Direction" means the Direction to the CRTC (Ineligibility of Non-Canadians) P.C. 1997 - 486 8 April 1997, as amended from time to time and any replacement direction or regulation under the Broadcasting Act or any other form of legislative instrument, with respect thereto;

     (7) "Radiocommunication Act" means the Radiocommunication Act (Canada), as amended or re-enacted from time to time;

     (8) "Radiocommunication Regulations" mean the Regulations respecting Radiocommunications, Radio Authorizations, Exemptions from Authorizations and the Operation of Radio Apparatus, Radio-Sensitive Equipment and Interface Causing Equipment, P.C. 1996 - 1679 5 November, 1996, as amended or replaced from time to time, whether by statute, regulation, direction or by any other form of legislative instrument, and includes any licences under the Radiocommunication Act held by entities controlled (as defined in the foregoing Regulations) by the Company;"

        (b)    by deleting Article 27.6.2 and replacing it with the following:

           "27.6.2 Regulation Conversion Right

           If all of the Telecommunications Regulations, the Radiocommunication Regulations and the Broadcasting Direction are changed so that there is no restriction on any non-Canadians (as defined in the Telecommunications Regulations or the Broadcasting Direction, as applicable) holding Common Shares in the Company and no requirement that Canadians (as defined in the Radiocommunication Regulations) hold Common Shares in the Company, a holder of one or more Non-Voting Shares shall have the right, at his or her option, at any time after the date of the last to change of the Telecommunications Regulations, the Radiocommunication Regulations and the Broadcasting Direction, and prior to the close of business 90 days thereafter (the "Regulatory Conversion Period") to convert, subject to these provisions, any one or more of such Non-Voting Shares into Common Shares on a one for one basis."

        (c) by deleting Article 27.6.5 of the Articles and replacing it with the following:
           "27.6.5 Conversion by the Company

           If all of the Telecommunications Regulations, the Radiocommunication Regulations and the Broadcasting Direction are changed so that there is no restriction on any non-Canadians (as defined in the Telecommunications Regulations or the Broadcasting Direction, as applicable) holding Common Shares in the Company and no requirement that Canadians (as defined in the Radiocommunication Act) hold Common Shares in the Company and following the Regulatory Conversion Period there are Non-Voting Shares still outstanding, all holders of Non-Voting Shares shall be deemed to have exercised their right to convert the Non-Voting Shares held by them to Common Shares upon receipt by all of the holders of written notice from the Company stating that the Company is requiring all holders to convert their Non-Voting Shares to Common Shares on the date specified in such notice in the manner specified in this Article 27.6 and the date specified in the notice shall be the date of conversion. Upon such deemed conversion, pursuant to this Article 27.6.5, all holders of Non-Voting Shares shall, as of the date of conversion, be deemed to be holders of Common Shares to which they are entitled and the provisions of Article 27.6.3 and 27.6.4 hereof shall apply to the holders of Non-Voting Shares with respect to the issue and delivery of certificates for Common Shares in exchange for the Non-Voting Shares which are deemed to be converted."

        (d)    by adding the following to Article 27.7.1:

           " "Broadcasting Qualified Corporation" means any corporation that is a "qualified corporation" under the Broadcasting Direction;

           "Qualified Parent Corporation" means any corporation that is qualified under the Broadcasting Direction to be the parent of a Broadcasting Qualified Corporation;

           "Radiocommunications Holding Company" means any corporation that is a Canadian (as defined in the Radiocommunication Regulations) that controls (as defined in the Radicommunications Regulations) a person or entity that holds licences under the Radiocommunication Act ;"

       (e) by deleting the definitions "Constrained Class" and "Maximum Aggregate Holdings" in Article 27.7.1 and replacing them with the following:

           ""Constrained Class" means the class of persons each of whom is a non-Canadian as defined in the Telecommunications Regulations or the Broadcasting Direction, or is not a Canadian as defined in the Radiocommunication Regulation;

           "Maximum Aggregate Holdings" means the maximum number of Common Shares that may be owned or controlled by persons in the Constrained Class in accordance with the Telecommunications Regulations, the Radiocommunication Regulations or the Broadcasting Direction, whichever is the lowest, so that, when added to all other voting shares (as defined in the Telecommunications Regulations, the Radiocommunication Regulations or the Broadcasting Direction, as the case may be) owned or controlled by the Constrained Class, the Company will be and will continue to be a Telecommunications Common Carrier Holding Company, a Radiocommunications Holding Company and a Qualified Parent Corporation;"

       (f)    by adding the following in Article 28.1:

           ""Broadcasting Qualified Corporation" means any corporation that is a "qualified corporation under the Broadcasting Direction;

           "Radiocommunications Holding Company" means any corporation that is a Canadian (as defined in the Radiocommunication Regulations) that controls (as defined in the Radiocommunication Regulations) a person or entity that holds licences under the Radiocommunication Act;

           "Qualified Parent Corporation" means any Corporation that is qualified under the Broadcasting Direction to be the parent of a Broadcasting Qualified Corporation;"

       (g) by deleting the definitions "Canadian", "non-Canadian" and "Restricted Percentage" in Article 28.1 and replacing them with the following:

           ""Canadian" has the meaning set forth in the Telecommunications Regulations, the Radiocommunication Regulations or the Broadcasting Direction;

           "non-Canadian" has the meaning set forth in the Telecommunications Regulations or the Broadcasting Direction, or is a person who is not a "Canadian" as defined in the Radiocommunication Regulations;

           "Restricted Percentage" means 33 1/3% or such other percentage as may from time to time be prescribed by the Telecommunications Regulations, the Radiocommunication Regulations or the Broadcasting Direction, whichever is the lowest percentage, as the percentage of voting shares which may be beneficially owned and controlled, by non-Canadians, in order for a corporation to be a qualified corporation as defined in the Telecommunications Regulations, a Qualified Parent Corporation anda Radiocommunications Holding Company, provided that if no such percentage is prescribed, it shall be deemed to mean 100 per cent;"

       (h) by deleting Article 28.2 and replacing it with the following:

           "28.2  Incorporation of Provisions of Telecommunications Regulations

           The provisions of Sections 3, 4, 15 and 27 of the Telecommunications Regulations, are deemed to be incorporated in this Article 28. Any provision of this Article 28 that may be read in a manner that is inconsistent with the Telecommunications Regulations shall be read so as to be consistent therewith. If the Telecommunications Regulations are repealed the foregoing provisions in the form immediately prior to the repeal shall continue to apply as if the Telecommunications Regulations had not been repealed for the purposes for this Article 28, including without limitation, the purposes of Articles 28.14.4 and 28.17."

       (i) by deleting Article 28.7 and replacing it with the following:

           28.7  Suspension of Rights

           The Company may, by director's determination, suspend all rights of a shareholder to vote that would otherwise be attached to any voting shares beneficially owned, or controlled, or considered by this
           Article 28 to be beneficially owned, or controlled, by non-Canadians, in the order as hereinafter provided, so that the proportion of the voting shares beneficially owned, or controlled, or considered by the Telecommunications Regulations, the Radiocommunication Regulations or the Broadcasting Direction to be beneficially owned, or controlled, by non-Canadians and with respect to which voting rights are not suspended, is reduced to not more than the Restricted Percentage of the total issued and outstanding voting shares of the Company. The voting rights referred to above shall be suspended in an order inverseto the date of registration in the manner as provided in Article 28.6."

     (j) by deleting Article 28.8(4) and replacing it with the following:

         "(4)	shall, in addition to any other information which may be
         required by the Telecommunications Regulations, the Radiocommunication Regulations or the Broadcasting Direction, specify in reasonable detail the nature of the contravention of the non-Canadian share constraint, the number of voting shares determined to be excess voting shares and the consequences of the contravention specified in this
         Article 28."


     (k) by deleting Article 28.19 and replacing with the following:

         "28.19	Termination of Application of Article 28

                The provisions of this Article 28 shall cease to be binding on the Company and its shareholders upon the repeal all of the Telecommunications Regulations, the Radiocommunication Regulations and the Broadcasting Direction, and shall cease to be applicable and binding to the extent permitted by all of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act, from time to time."

2. This resolution shall forthwith be deposited at the Company's records office; and

3. The directors of the Company be and are authorized to revoke this special separate resolution before it is acted on without further approval of the shareholders."

Management and the Board recommend that the holders of common shares and the holders of non-voting shares vote FOR the special separate resolutions approving the amendments to the Articles as set forth relating to the Radiocommunication Act and the Broadcasting Act. The persons named in the enclosed proxy intend to vote FOR the resolutions to be passed by each of the holders of common shares and non-voting shares unless the holders specifies otherwise.


3. Election of directors

General

The directors were elected by the holders of common shares on May 5, 2004 except for Ruston E.T. Goepel, who was appointed by the Board of Directors on December 7, 2004 to fill a casual vacancy left on the Board. On November 30, 2004, Verizon and the Company entered into an agreement pursuant to which the Company's independent members on the Board of Directors agreed to accommodate Verizon's desire to divest all of its 20.5 per cent equity investment in the Company. Such divestiture was effected on December 14, 2004 by a public secondary offering of Verizon's entire equity interest in the Company. Concurrently with the divestiture, Verizon and the Company adjusted their business relationships to reflect changes in their business requirements since the alliance was first established. As part of that adjustment, the Long Term Relationship Agreement dated January 31, 1999 made among TELUS and certain Verizon companies was terminated and Daniel C. Petri and John J. Lack, Verizon executives, resigned from the Board of Directors of TELUS.

TELUS thanks all of the directors who have resigned or will not be standing for re-election for their hard work, dedication and contributions to the TELUS Board.

The Articles of the Company provide for cumulative voting in respect of the election of directors. The Board has determined that the number of directors should be set at 11. Accordingly, at the meeting, each holder of common shares can cast the number of votes for election of directors equal to the number of common shares held by him or her multiplied by 11, being the number of directors to be elected. Each holder of common shares may cast all such votes in favour of one candidate or distribute the votes among the candidates in any manner. If a holder of common shares votes for more than one candidate without specifying the distribution of the votes among the candidates, the votes will be distributed equally among the candidates voted for by that holder of common shares. If at the meeting, the number of candidates nominated for directors exceeds the number of directors to be elected, the candidate who receives the least number of votes will be eliminated until the number of candidates remaining equals the number of positions to be filled. Unless the holder of common shares specifies that the proxy be withheld from voting on the election of all or any of the directors, or specifies how he or she wishes to distribute the votes among the candidates, the persons named in the accompanying proxy (the "management proxyholders") intend to vote for the election of all nominees for directors whose names are set forth in the table on pages 20 to 22, and to distribute the votes equally among such nominees. If a holder of common shares wishes to distribute his or her votes in a specific manner among the candidates for whom the holder of common shares has directed the person designated in the accompanying proxy to vote, the holder of common shares must do so personally at the meeting or by another separate paper or Internet proxy, providing clear instructions on how votes are to be allocated.

Management believes that all nominees are able to serve as a director. If prior to the meeting any nominee is unable or unwilling to serve, the management proxyholders, unless directed to withhold the common shares from voting for the election of directors, reserve the right to vote for another nominee or nominees in their discretion if additional nominations are made at the meeting. Unless his or her office is vacated in accordance with applicable law or the Articles of the Company, each director elected at the meeting will hold office until the next annual meeting or until his or her successor is elected or appointed.

The following table provides the name and background information of each nominee, including present principal occupation, principal occupations and directorships during the past five years and positions held with the Company.

-------------------------------------------------------------------------------
R.H. (Dick) Auchinleck            R.H. (Dick) Auchinleck was employed by Gulf
Calgary, Alberta                  Canada, an oil and gas company, for 25 years,
Age: 54                           retiring in 2001 as President and Chief
Director Since(1): 2003           Executive Officer of Gulf Canada Resources
Shareholdings(2): 3185 / 0        after the sale of the company to Conoco Inc.
DSUs(3): 0 / 10,733               He continues an association with the company
Options(4): 0 / 0 / 0             as a member of the Conoco-Phillips Board.
                                  From 1999 to 2001, he was the President and
                                  Chief Executive Officer of Gulf. He is
                                  currently a member of the Board of Directors
                                  of Enbridge Commercial Trust and has served
                                  in the past five years on the Boards of Sonic
                                  Mobility Inc., Hydro One Inc., Gulf Indonesia
                                  Resources Ltd. and Gulf Canada Resources Ltd.
                                  He received a Bachelor of Applied Science in
                                  Chemical Engineering from the University of
                                  British Columbia. Dick currently serves as a
                                  member of the TELUS Human Resources and
                                  Compensation Committee and the TELUS
                                  Corporate Governance Committee.
-------------------------------------------------------------------------------
A. Charles Baillie                A. Charles Baillie served as Chairman and
Toronto, Ontario                  Chief Executive Officer of the
Age: 65                           Toronto-Dominion Bank from 1998 until his
Director Since(1): 2003           retirement in 2003. In addition to his
Shareholdings(2): 0 / 55,200      affiliation with various educational and
DSUs(3): 0 / 9,483                cultural organizations, Charles currently
Options(4): 0 / 0 / 0             serves on the Board of Directors of Dana
                                  Corporation, Ballard Power Systems Inc.,
                                  Canadian National Railway Company and George
                                  Weston Limited. In the past five years, he
                                  has served on the Board of Directors of
                                  Cadillac Fairview Corporation, Quebecor World
                                  Inc., Texaco Inc., the Toronto-Dominion Bank
                                  and TD Waterhouse Inc. Charles is President
                                  of The Art Gallery of Ontario, Chancellor of
                                  Queen's University and Chair of the Canadian
                                  Council of Chief Executives. He holds an
                                  Honours B.A. from Trinity College, University
                                  of Toronto, an M.B.A. from Harvard Business
                                  School and an Honorary Doctorate of Laws
                                  Degree from Queen's University. Charles
                                  currently serves as a member of the TELUS
                                  Audit Committee.
-------------------------------------------------------------------------------
Micheline Bouchard                Micheline Bouchard became President and Chief
Montreal, Quebec                  Executive Officer of ART Advanced Research
Age: 57                           Technologies, a biomedical company, in 2002.
Director Since(1): 2004           From 2001 to 2002, she was Corporate
Shareholdings(2):1,713 / 0        Vice-President and General Manager,
DSUs(3): 0 / 7,093                Enterprise Services Organization of Motorola
Options(4): 0 / 0 / 0             Inc. in Chicago and from 1998 to 2000, she
                                  served as Corporate Vice-President and then
                                  President and Chief Executive Officer of
                                  Motorola Canada Inc. Micheline currently
                                  serves as a member of the Conference Board of
                                  Canada and is a past president of the
                                  Canadian Academy of Engineering. She has also
                                  served on the Boards of Directors of Sears
                                  Canada Inc., Alliance Forest Products and
                                  Corby Distilleries. She holds a Bachelor's
                                  degree in Applied Sciences and a Master's
                                  Degree in Applied Sciences from Ecole
                                  Polytechnique, Montreal, Quebec. She also
                                  holds an Honorary Doctorate in Business from
                                  University de Montreal (HEC), an Honorary
                                  Doctorate in Engineering from each of the
                                  University of Waterloo, the University of
                                  Ottawa and Ryerson Polytechnic University and
                                  an Honorary Doctorate of Laws from McMaster
                                  University. Micheline was appointed to the
                                  Order of Canada in 1995. Micheline currently
                                  serves as a member of the TELUS Audit
                                  Committee.
-------------------------------------------------------------------------------
R. John Butler                    R. John Butler, Q.C. is counsel to Bryan &
Edmonton, Alberta                 Company, a law firm. John served on the Board
Age: 61                           of ED TEL (Edmonton Telephones) prior to its
Director Since(1): 1995           acquisition by TELUS Corporation and on the
Shareholdings(2): 984 / 4,263     Board of TELUS Corporation prior to its 1999
DSUs(3): 0 / 10,733               merger with BC TELECOM Inc. He is a member of
Options(4): 0/ 3,050 / 2,700      the Board of Directors of Trans Global
                                  Insurance Company, Trans Global Life
                                  Insurance Company, a trustee of the Liquor
                                  Stores Income Fund and also Chair of the
                                  Edmonton Eskimos Football Club and a member
                                  of the Board of Governors of the Canadian
                                  Football League. John holds a Bachelor of
                                  Arts and a Bachelor of Laws from the
                                  University of Alberta. He currently is Chair
                                  of the TELUS Pension Committee and a member
                                  of the TELUS Corporate Governance Committee.
------------------------------------------------------------------------------
Brian A. Canfield                 Brian A. Canfield is the Chair of TELUS
Point Roberts, Washington         Corporation. His career with TELUS spans
Age: 66                           nearly 49 years, including four years as
Director Since (1): 1993          Chair and Chief Executive Officer of BC
Shareholdings(2): 9,718 / 5,509   TELECOM Inc., three years as President and
DSUs(3): 4,506 / 18,400           Chief Executive Officer and one year as
Options(4): 80,000 / 74,000/      President and Chief Operating Officer. He
5,400                             also served as President and Chief Executive
                                  Officer of TELUS Corporation on an interim
                                  basis from September 1999 to July 2000, after
                                  which he resumed his role as Chair. He is a
                                  member of the Boards of Directors of Terasen
                                  Inc. and Suncor Energy Inc. and is a member
                                  of the Canadian Public Accountability Board.
                                  Brian has also served as a director of the
                                  Toronto Stock Exchange. In 1997, Brian was
                                  named an Honorary Doctor of Technology by the
                                  British Columbia Institute of Technology, and
                                  in 1998 was appointed to the Order of British
                                  Columbia. Brian currently serves as a member
                                  of the TELUS Pension Committee.
------------------------------------------------------------------------------
Darren Entwistle                  Darren Entwistle assumed the position of
Vancouver, British Columbia       President and Chief Executive Officer of
Age: 42                           TELUS Corporation on July 10, 2000. He began
Director Since(1): 2000           his career at Bell Canada in 1988 and joined
Shareholdings(2):22,593 /         Cable & Wireless plc (C&W) in 1993 in the UK,
106,316                           holding key positions in finance and
Options(4): 150,000 / 490,529     operations and becoming President, Global
RSUs(5) : 230,867                 Services, UK & Ireland prior to joining
                                  TELUS. Darren holds a Bachelor of Economics
                                  (Honours) from Concordia University in
                                  Montreal, an MBA from McGill University and a
                                  Diploma in Network Engineering from the
                                  University of Toronto. He is a member of the
                                  Board of Directors of TD Bank Financial
                                  Group, the Vancouver Symphony Orchestra and
                                  the Leading Edge Endowment Fund. He is also
                                  on the Board of Governors of the
                                  International Institute of Telecommunications
                                  and is the Chair of the Royal Conservatory of
                                  Music's Capital Campaign.
-------------------------------------------------------------------------------
Ruston E.T. Goepel                Ruston E.T. Goepel is the Senior Vice
Vancouver, British Columbia       President of Raymond James Financial Ltd. He
Age: 62                           is chairman of both the Business Council of
Director Since(1): 2004           BC and Yellow Point Equity Partners, and he
Shareholdings(2): 0/12,500        serves as director of several organizations
DSUs(3):  0/7,020                 including the Vancouver 2010 Olympic
Options(4):0 / 0 / 0              Organizing Committee, The Vancouver Airport
                                  Authority, Spur Ventures Inc., Amerigo
                                  Resources Ltd., and Premium Brands Ltd. He is
                                  a past director of Duke Seabridge Ltd., Smith
                                  Tractor Inc. and Coast Tractor Ltd. Rusty is
                                  also a member of both Simon Fraser
                                  University's and the Canadian Olympic
                                  Association's pension advisory committees,
                                  and is a recipient of the Queen's Jubilee
                                  Medal for Business Leadership and Community
                                  Services. Rusty currently serves on TELUS'
                                  Audit Committee.
-------------------------------------------------------------------------------
John S. Lacey                     John S. Lacey is the Chairman of the Board of
Don Mills, Ontario                Directors of Alderwoods Group, Inc., an
Age: 61                           organization operating funeral homes and
Director Since(1): 2000           cemeteries within North America. From January
Shareholdings(2):12,108 / 651     1999 to January 2002, John was the Chairman
DSUs(3): 0 / 10,733               of the Board of Directors of Loewen Group. He
Options(4):0 / 0 / 2,700          is an Advisory Board Member of Tricap, a
                                  director of Cancer Care Ontario, Canadian
                                  Tire Corporation, Limited, Western Forest
                                  Products Ltd. and the Canadian Imperial Bank
                                  of Commerce and is currently the Chairman of
                                  Doncaster Racing Inc. and Doncaster
                                  Consolidated Ltd. In the past five years, he
                                  also served on the Board of Directors of the
                                  Liquor Control Board of Ontario and Clarica,
                                  Inc. John currently is the Chair of the TELUS
                                  Human Resources and Compensation Committee
                                  and a member of the TELUS Corporate
                                  Governance Committee.
-------------------------------------------------------------------------------
Brian F. MacNeill                 Brian F. MacNeill retired as Chief Executive
Calgary, Alberta                  Officer of Enbridge Inc. on January 1, 2001.
Age: 65                           Prior to that he was Executive Vice President
Director Since(1): 2001           and Chief Operating Officer of Enbridge Inc.
Shareholdings(2): 1,000 / 5,269   and he has served on the Board of Enbridge
DSUs(3): 0 / 22,835               Inc. He is currently Chairman of Petro-Canada
Options(4): 0 / 0 / 2,700         and Dofasco Inc. and a director of TD Bank
                                  Financial Group, West Fraser Timber Co. Ltd.,
                                  Veritas DGC Inc., Legacy Hotels REIT and
                                  Sears Canada Inc. In the past five years,
                                  Brian has served on the Board of Directors of
                                  Western Oil Sands Inc. Brian is a chartered
                                  accountant and is a Fellow of the Chartered
                                  Accountants of Alberta. He also holds a
                                  Bachelor of Commerce from Montana State
                                  University. He currently is the Chair of the
                                  TELUS Audit Committee.
-------------------------------------------------------------------------------
Ronald P. Triffo                  Ronald P. Triffo is the Chairman of Stantec
Edmonton, Alberta                 Inc., an engineering and international
Age: 65                           professional services company where he served
Director Since(1): 1995           in various executive management positions for
Shareholdings(2): 1,567 / 522     more than 20 years. He is a past President of
DSUs(3): 6,454 / 23,858           the Consulting Engineers of Alberta and the
Options(4): 0 / 4,100 / 2,700     Association of Consulting Engineers of
                                  Canada. He served as a director and board
                                  chairman of ED TEL prior to its acquisition
                                  by TELUS Corporation. He is currently
                                  Chairman and director of ATB Financial. Ron
                                  is the private-sector Co-Chair of the Alberta
                                  Economic Development Authority. He also
                                  serves on the Board of the Alberta Ingenuity
                                  Fund and the Board of Governors of Junior
                                  Achievement of Northern Alberta. Ron holds a
                                  Bachelor of Applied Science from the
                                  University of Manitoba and an MSc
                                  (Engineering) from the University of
                                  Illinois. Ron currently is the Chair of the
                                  TELUS Corporate Governance Committee and a
                                  member of the TELUS Pension Committee.
-------------------------------------------------------------------------------
Donald P. Woodley                 Donald P. Woodley is the President of The
Mono Township, Ontario            Fifth Line Enterprise, a privately held
Age: 59                           company providing strategic advisory services
Director Since(1): 1998           and executive coaching to the Canadian IT
Shareholdings(2): 5,168 / 437     industry. He currently serves on the Board of
DSUs(3): 0 / 10,733               Directors of DataMirror Corporation, Onx
Options(4): 0 / 3,050 / 2,700     Enterprise Solutions Inc. and Steam Whistle
                                  Brewing Inc. and is a past director of Delano
                                  Technology and Star Data Systems. Don is a
                                  member and past Chair of the Board of
                                  Governors of ITAC (Information Technology
                                  Association of Canada) and is immediate past
                                  Chair of the Board of Governors of The
                                  Stratford Festival of Canada, and a member of
                                  the Board of Directors of The Hospital for
                                  Sick Children Foundation. He holds a Bachelor
                                  of Commerce from University of Saskatchewan
                                  and an MBA from the Richard Ivey School of
                                  Business at the University of Western
                                  Ontario. Don currently serves as a member of
                                  the TELUS Human Resources and Compensation
                                  Committee and the TELUS Pension Committee.
-------------------------------------------------------------------------------

(1) The Company or any of its predecessors.
(2) Common shares/non-voting shares, as at March 1, 2005.
(3) Deferred share units for common shares/deferred share units for non-voting shares, as at March 1, 2005.
(4) Options acquired pre-merger, for 75 per cent common shares and 25 per cent non-voting shares when exercised/options for common shares/options for non-voting shares, as at March 1, 2005.
(5) Darren Entwistle also holds restricted stock units,, each equal to the value of one non-voting share as determined under the applicable plan.

Board and committee meetings held and attendance by directors for the year ended December 31, 2004

Number of Board and                Attendance of directors
committee meetings held
                                                                                           Board                  Committee
                                              Director                                     meetings               meetings
                                                                                           attended               attended
---------------------------------------------------------------------------------------------------------------------------------

Board of Directors: [9]
(a) Audit Committee: [5]
(b) Corporate Governance                      Brian A. Canfield (Chair, d) (1)            9 of 9                 5 of 5
    Committee: [5]                            R.H. (Dick) Auchinleck(b, c) (2)            8 of 9                 7 of 7
(c) Human Resources and                       A. Charles Baillie (a)                      9 of 9                 5 of 5
    Compensation Committee:                   [5]Micheline Bouchard(a)                    9 of 9                 4 of 4
(d) Pension Committee: [5]                    R. John Butler (b, d-Chair)                 9 of 9                10 of 10
                                              Peter D. Charbonneau(3)                     3 of 3                 3 of 3
                                              Darren Entwistle (4)                        9 of 9                   --
                                              Ruston E.T. Goepel(a) (5)                   1 of 1                   --
                                              John S. Lacey (b, c-Chair)                  8 of 9	 	10 of 10
                                              John J. Lack (6)                            7 of 9		 1 of 1
                                              Brian F. MacNeill (a-Chair)                 9 of 9		 5 of 5
                                              Daniel C. Petri (6)                         7 of 9		 2 of 2
                                              Ronald P. Triffo (b-Chair, d)               9 of 9		10 of 10
                                              Donald P. Woodley (c, d)                    9 of 9		10 of 10

(1) In addition to Pension Committee meetings, Brian A. Canfield regularly attended meetings of other committees.
(2) R.H. (Dick) Auchinleck served on the Audit Committee until February 10,
    2004. He was appointed to the Corporate Governance Committee and the Human
    Resources and Compensation Committee on February 11, 2004.
(3) Peter D. Charbonneau did not stand for re-election at the Company's annual general meeting on May 5, 2004.
(4) The President and CEO does not serve on any committee of the Board, but regularly attended committee meetings.
(5) Ruston E.T. Goepel was appointed to the Board and Audit Committee on
    December 7, 2004.
(6) John J. Lack and Daniel C. Petri resigned from the Board on December 14,
    2004. Prior to their resignation, they did not attend two Board meetings wherein the Board discussed the then current negotiations with Verizon
    Communications Inc. regarding the sale by Verizon of its interest in TELUS.
    As of February 11, 2004, in support of the Board's determination that only independent directors sit on certain board committees, each of them resigned from the committees of the Board of which they were members, due to the Board's
    determination that they were not "independent" within the meaning of applicable securities law requirements.


Cease trade orders, bankruptcies, penalties or sanctions

Other than as disclosed, for the ten years ended December 31, 2004, TELUS is not aware that any current director or officer of TELUS had been a director or officer of another issuer which, while that person was acting in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromises with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. B.A. Canfield was a director of Royal Trust Co. in 1994 when it entered into a plan of arrangement with creditors. In December 1998, J.S. Lacey was asked by a group of shareholders to lead the Loewen restructuring, as Chairman of the Board, a position he held at the time of Loewen's filing under Chapter 11 of the U.S. Bankruptcy Code and the Companies' Creditors Arrangement Act (Canada).


For the ten years ended December 31, 2004, TELUS is not aware that any current director or officer of TELUS had been a director or officer of another issuer which, while that person was acting in that capacity, was the subject of a cease trade or similar order or was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, of the company being the subject of a cease trade or similar order that denied the company relevant access to any exemption under securities legislation for a period of more than 30 consecutive days.

4. Appointment of auditors

Arthur Andersen LLP was appointed auditors of the Company on May 1, 2002 at the annual and special meeting of the Company. On June 3, 2002, Arthur Andersen LLP ceased practising public accounting in Canada, and the partners and staff of Arthur Andersen LLP in Canada joined Deloitte & Touche LLP. Upon the recommendation of the Audit Committee, the Board of Directors appointed Deloitte & Touche LLP to fill the vacancy. Deloitte & Touche LLP was re-appointed auditors of the Company on May 5, 2004 at the annual general meeting of the Company.

Upon the recommendation of the Audit Committee, holders of common shares will be asked at the meeting to approve the appointment of Deloitte & Touche LLP as auditors. This re-appointment will become effective only if approved by at least a majority of the votes cast by the holders of common shares present in person or by proxy, entitled to vote at the meeting.

The management proxyholders intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company, unless the holder of common shares specifies that his or her proxy be withheld from voting.

Summary of billings and services by the external auditors

The two tables below set out the services provided by the Company's external auditors. This extensive disclosure complies with the United States Securities and Exchange Commission ("SEC") rules on auditor independence, and the services have been separated into four categories as mandated by the SEC. This information is also contained in the Company's 2004 Annual Information Form.

The following table is a summary of billing by Deloitte & Touche, LLP, as auditors of TELUS, during the period from January 1, 2004 to December 31, 2004:

Summary of billings for TELUS for the period January 1 to December 31, 2004

					     Deloitte &		      Deloitte 		       Total
Type of work 				       Touche		     Consulting			fees		 %
---------------------------------------------------------------------------------------------------------------------------------
Audit fees				    2,102,260			--		    2,102,260		79.5
Audit-related fees			      313,325			--		      313,325		11.8
Tax fees				      231,278			--		      231,278		 8.7
All other fees					--			--			--
---------------------------------------------------------------------------------------------------------------------------------
Total					    2,646,863			--		    2,646,863	       100.0
=================================================================================================================================

The following table is a summary of billing by Deloitte & Touche, LLP, as auditors of TELUS, during the period from January 1, 2003 to December 31, 2003:

Summary of billings for TELUS for the period January 1 to December 31, 2003

					     Deloitte &		      Deloitte 		       Total
Type of work 				       Touche		     Consulting			fees		 %
---------------------------------------------------------------------------------------------------------------------------------
Audit fees				   $1,849,595			 -	           $1,849,595		35.4
Audit-related fees			      304,298			 -		      304,298		 5.8
Tax fees				    1,033,204			 -		    1,033,204		19.8
All other fees				       13,930		    2,019,960 (1)	    2,033,890		39.0
---------------------------------------------------------------------------------------------------------------------------------
Total					   $3,201,027		   $2,019,960		   $5,220,987	       100.0
=================================================================================================================================

(1) Fees to Deloitte Consulting were paid pursuant to contracts entered into before Deloitte and Touche LLP became the auditors of the Company in 2002, and were for systems integration services.

5. Amendment to TELUS Management Share Option Plan

Background

In 1999, following the merger of BC TELECOM Inc. ("BC TELECOM") and predecessor Alberta-based TELUS Corporation, the Company adopted the share option and compensation plan (the "Original Plan"). The Original Plan provided for the grant of options to purchase common shares of the Company and provided for the grant of options to designated employees and directors, and the payment of compensation to directors through the issue of deferred share units to directors. In 2001 the number of employees who were eligible to be granted options was expanded. The Original Plan was also amended to provide for the issuance of non-voting shares, and the issue of common shares was discontinued going forward. The Board determined in 2003 that no further options would be issued to directors under the Original Plan. On February 16, 2005 the Original Plan was amended by the Board of Directors by splitting the Original Plan into the Directors Share Option and Compensation Plan and the TELUS Management Share Option Plan. No further shares of the Company are being issued under the Directors Share Option and Compensation Plan except pursuant to options outstanding. See "Securities Authorized for Issuance under Equity Compensation Plans - Directors Share Option and Compensation Plan" for details of this plan. Accordingly, no amendments were made in the plans which would require shareholder approval in accordance with the rules and policies of the Toronto Stock Exchange ("TSX") and this division has received the approval of the TSX.

Description of TELUS Management Share Option Plan

The purpose of the TELUS Management Share Option Plan (the "Management Plan") is to strengthen retention of key management employees, to align their interests with those of shareholders and to provide incentive compensation based on the value of non-voting shares. As at March 1, 2005, there are options outstanding under the Management Plan to purchase 2,220,710 common shares and 10,095,232 non-voting shares representing 3.5 per cent of the issued and outstanding equity shares of the Company. Of these options outstanding, 936,645 common shares and 2,280,567 non-voting shares or 25.7 per cent of the total number of options outstanding under the plans are held by insiders (as that term is defined under applicable securities law).

Options are granted under the Management Plan to eligible employees as determined by the Human Resources and Compensation Committee (the "Compensation Committee"). Eligible employees are generally senior managers or key management employees and include approximately 2,800 employees of the Company and its subsidiaries. The Compensation Committee also determines the total number of options to be granted to participants. These decisions of the Compensation Committee are subject to approval by the Board of Directors of the Company. The Management Plan provides that the number of non-voting shares to be optioned to any participant under the Management Plan, together with any other equity compensation plan for employees, cannot exceed five per cent of the outstanding equity shares. In addition, a majority of the options granted under the Management Plan cannot be granted to insiders and insiders are not permitted to hold options under the Management Plan together with options under any other equity compensation plans of the Company, exceeds 10 per cent of the Company's issued and outstanding shares.

Under the Management Plan, options may be issued with vesting provisions as determined at the time of grant and if not determined, the plan provides that options vest on the third anniversary of the date of grant. The strike price under these options, is the weighted average trading price of the non-voting shares (or common shares for options granted prior to 2001) on the last business day preceding the date of grant. The expiry date for options granted under the Management Plan can be any time up to 10 years from the date of grant. Currently options are being granted with an expiry date of seven years from the date of grant. Options cannot be transferred or assigned by a participant.

Options expire under the Management Plan on the earliest of (i) the day of voluntary termination of employment by a participant (other than termination upon normal retirement or by reason of disability), unless otherwise extended by the Compensation Committee, (ii) 90 days after termination by the Company or a subsidiary of employment other than for just case, unless otherwise determined by the Compensation Committee, (iii) termination of employment of the participant for just cause; (iv) 12 months following the death of a participant for options vested and that vest within that period, or (v) the expiry date of the option.

For certain options outstanding on January 1, 2001, the Management Plan permits the participant to elect to receive in cash the difference between the market price of the common shares exercised less the exercise price. The Company may override the election and require that the common shares be purchased.

The Board of Directors of the Company, subject to any regulatory or required shareholder approval, has the power under the Management Plan to amend or terminate the Management Plan at any time, provided, however, that any such amendment or termination shall not decrease the entitlements of a participant which have accrued prior to the date of such amendment or termination. This power of amendment includes the right to amend any vesting requirements of any option and the right to extend the time at which an option expires by reason of the happening of an event, provided the extension is not beyond the original expiry date. Shareholder approval is required for any amendment to the Management Plan which is considered material including increasing the reservation of shares, provided for cashless exercise or stock settlement if the shares underlying the options are added back to the reservation, any change in the exercise price of outstanding options, permitting the Company to provide financial assistance or increasing participation by insiders.

Increase in shares reserved for issue under the Management Plan

Management believes that the granting of options to employees is an important part of its compensation program, as a long-term incentive, to retain the services of existing key and high potential employees, and to attract outstanding personnel in a competitive employment market. Options align the interests of employees with shareholders' interests and allow employees to increase their financial interest in the Company. All option grants under the Management Plan since 2003 are cliff-vesting three years after the grant date.

On February 16, 2005 the Board of Directors approved the reservation of 6,000,000 additional non-voting shares for issue pursuant to options to be granted to eligible employees of the Company or its subsidiaries under the Management Plan. As at March 1, 2005, there are 14,100,319 non-voting shares reserved for issuance under the Management Plan and there are 10,095,232 options outstanding.

The purpose of the additional reservation is to ensure that there remains a sufficient number of non-voting shares reserved for issuance under the Management Plan to enable the Company to continue its current practice of granting options to executive and key management employees as a long-term incentive and retention feature that reinforces the interest of such key personnel with those of shareholders.

The total shares reserved for issue pursuant to options granted under the Company's continuing equity-based compensation programs will not exceed 10 per cent of TELUS total issued and outstanding equity shares as at March 1, 2005 and would not exceed 10 per cent of TELUS total issued and outstanding equity shares assuming completion of TELUS' normal course issuer bid for up to a total of 25.5 million common and non-voting shares. As at March 1, 2005, the number of equity shares currently the subject of options was 12,315,942 and equity shares reserved for further options was 4,005,087.

This additional reservation has been approved by the TSX, subject to shareholder approval and must be approved by a majority of votes cast by holders of common shares at the meeting. Accordingly, shareholders will be asked at the meeting to consider and, if thought advisable, to approve the following resolution approving the amendment to the Management Plan. Approval of the resolution by holders of non-voting shares is not required.

"BE IT RESOLVED THAT, as an ordinary resolution, with or without amendment:

	1. the TELUS Management Share Option Plan of the Company be amended to increase the maximum number of non-voting shares reserved for issuance pursuant to options granted under the plan by 6,000,000 non-voting shares; and

	2. any director or officer of the Company be and is authorized to perform such further acts and execute such further documentation as may be necessary or desirable to give effect to the foregoing."

    Management and the Board recommend that holders of common shares vote FOR increasing the number of non-voting shares reserved for issue under the Management Plan. The persons named in the enclosed proxy intend to vote FOR this motion unless the holder of common shares specifies otherwise.

Amendment to Management Plan to permit stock settlement

On February 16, 2005, the Board of Directors approved an amendment to the Management Plan to permit a stock settlement option, subject to approval of holders of common shares.

As amended, the Management Plan provides that at the time that options for shares are exercised, the Company may elect to have the options exchanged for a right of the optionholder to receive a number of non-voting shares or common shares, as the case may be, in settlement for the options so exchanged. The number of non-voting shares or common shares to be issued to the optionholder will be the number obtained by (i) multiplying the number of options exercised by (ii) the number obtained when the difference between the current market price of applicable shares under the options at the time of exercise and the strike price for the options exercised is divided by the current market price of the applicable shares. The options so exchanged are cancelled, and the number of non-voting shares or common shares determined by the difference between the number of options exchanged and the number of non-voting shares issued in that exchange shall be added back to the reservation of non-voting shares or common shares, as the case may be, under the Management Plan. The stock settlement feature being proposed may apply to all options, including those granted prior to the date of the amendment. If the stock settlement feature is not approved, the Company anticipates that the reservation of an additional 6,000,000 non-voting shares for option grants is expected to permit the Company to continue its present option grant program to at least 2009. If the stock settlement amendment is approved, the Company anticipates that the reservation resulting therefrom should permit it to continue its present option grant program for a further period of time.

The amendments to the Management Plan are available upon request from TELUS' Corporate Secretary at 21 - 3777 Kingsway, Burnaby, British Columbia V5H 3Z7.

The Company recognizes the need to strike the proper balance between having a long-term incentive program for employees to align their interests with those of shareholders, and addressing shareholder concerns about excessive dilution caused by the continual granting and exercising of options under a stock option program. To better advance both goals the Company is proposing the stock settlement option. The stock settlement option reduces the number of shares issued on exercise of options. The Company makes the election as to whether or not the stock settlement procedures will be used, thereby managing the dilution. The difference between the non voting shares that underlie options surrendered for the stock settlement and the number of non voting shares issued under the option exercise become available for future option grants. This will reduce the need for further increases in the number of non-voting shares reserved for option grants.

The TSX has approved this amendment, subject to the Company obtaining shareholder approval. Accordingly, shareholders will be asked at the meeting to consider and, if thought advisable, to approve a resolution, as set forth below, approving the amendment to the Management Plan. The resolution must be approved by a majority of the votes cast by holders of common shares who vote in respect of the resolution. Approval of the resolution by holders of non-voting shares is not required. The following is the resolution to be proposed at the meeting:

	"BE IT RESOLVED THAT, as an ordinary resolution, with or without amendment:

	1. the amendment to the TELUS Management Option Plan to include a stock settlement feature in the plan in the manner described in the information circular of the Company dated March 21, 2005 is hereby approved; and

	2. any director or officer of the Company be and is authorized to perform such acts and execute such further documentation as may be necessary or advisable to give effect to the foregoing."

    Management and the Board recommend that holders of common shares vote FOR the amendment to the Management Plan to provide for a stock settlement option. The persons named in the enclosed Proxy intend to vote FOR this motion unless otherwise instructed.

6. Amendment to and reconfirmation and approval of shareholder rights plan

Holders of common shares and non-voting shares are being asked at the meeting to approve proposed amendments to, and to reconfirm and approve, the Company's shareholder rights plan, as amended and restated.

Background

The Company first adopted a shareholder rights plan in March 2000. In May 2000, holders of the common and non-voting shares ratified and approved the Company's shareholder rights plan. Holders of the common and non-voting shares subsequently reconfirmed an amended and restated version of the shareholder rights plan in April, 2003 (the "Current Rights Plan"). The purpose of the Current Rights Plan, which takes the form of an agreement between the Company and the rights agent, Computershare Trust Company of Canada, is to provide holders of the shares sufficient time to assess a takeover bid for the Company, if such bid were to be made, and to provide the Board of Directors of the Company with the opportunity to explore and develop alternatives to any bid that are in the best interests of the Company and its shareholders.

The Current Rights Plan is only triggered if a party becomes the beneficial owner of more than 34.2 per cent of the outstanding Voting shares. The threshold was set at 34.2 per cent in order to respect the terms of the Long Term Relationship Agreement that was entered into between GTE Corporation ("GTE"), Anglo-Canadian Telephone Company ("Anglo-Canadian) and the Company at the time of the merger between BC TELECOM and predecessor Alberta-based TELUS Corporation. In particular, that agreement provided that Anglo-Canadian was entitled to increase its approximate 26.7 per cent interest in the Company by no more than 7.5 per cent without prior approval of a majority of the Company's independent directors (i.e. directors who were neither GTE designees nor members of Company management).

As a result of the sale by Verizon (the successor to GTE) of its entire equity interest in TELUS in December 2004 and the concurrent termination of the Long-Term Relationship Agreement, there is no longer a justification for maintaining this 34.2 per cent threshold. The Board has therefore concluded that it is appropriate to amend the Current Rights Plan to bring the threshold at which the plan is triggered in line with that found in virtually every other rights plan in place in Canada. The Board has also concluded that it is appropriate at this time to make other minor amendments in order to reflect developments in shareholder rights plans since the Current Rights Plan was ratified by the holders of shares in April, 2003.

Many public companies in Canada continue to have shareholder rights plans in effect. While securities legislation in Canada now typically requires a takeover bid to be open for at least 35 days, the Board of Directors continues to be of the view that this is not sufficient time to assess a takeover bid, were such a bid to be made, and if the Board deems appropriate, to explore and develop alternatives that are in the best interests of the Company and its shareholders.

The Current Rights Plan is not intended to prevent a takeover bid or to deter offers for the shares. It is designed to encourage any bidder to provide shareholders with equal treatment in a takeover and full value for their investment.

Board review

The Board of Directors, as part of its most recent review and analysis of the continuation of the Current Rights Plan, considered matters including: (i) developments in shareholder rights plans since the Current Rights Plan was ratified by the holders of common and non-voting shares in April 2003, (ii) the terms and conditions of rights plans recently adopted by other Canadian companies, (iii) recent experience involving rights plans in the context of takeover bids, and (iv) the commentary of the investment community on these plans. Based upon this review, the Board of Directors is proposing the approval of minor amendments to the Current Rights Plan in order to ensure both that the Current Rights Plan remains consistent with the latest generation of Canadian rights plans and that it addresses the concerns of investment industry commentators on a basis which is consistent with the objectives of these agreements. The proposed amended and restated version of the Current Rights Plan (the "Amended and Restated Rights Plan") is not being proposed in response to, or in anticipation of, an acquisition or takeover bid.

It is not the intention of the Board, in proposing that the Amended and Restated Rights Plan be reconfirmed to secure the continuance in office of the existing members of the Board or to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the shareholders. The rights of shareholders under existing law to seek a change in management of the Company or to influence or promote action of management in a particular manner will not be affected by the Amended and Restated Rights Plan. The reconfirmation of the Amended and Restated Rights Plan does not affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Company and its shareholders.

Amendments to Current Rights Plan

The proposed amendments to the Current Rights Plan are limited in number and effect. The main amendment is to the definition of "Acquiring Person". The definition currently provides that any person who is the beneficial owner of more than 34.2 per cent of the outstanding Voting Shares is deemed to be an Acquiring Person. The amended definition of "Acquiring Person" will reduce that threshold to 20 per cent, which is the level that securities laws in Canada deem to constitute a takeover bid and that most rights plans in Canada treat as the appropriate threshold for purposes of determining whether someone is an Acquiring Person.

The only other material amendment being proposed is a change to the definition of Beneficial Ownership to add a provision that is designed to make clear that a manager of a mutual fund will not trigger the plan by virtue of holding Voting Shares (as defined in the Current Rights Plan) in excess of 20 per cent of the outstanding Voting Shares. As with other exemptions that are found in the Current Rights Plan and that exempt other institutional investors who hold Voting Shares as passive investors, the exemption for the manager of a mutual fund is subject to the condition that that manager and the relevant mutual fund have not made a takeover bid for TELUS.

Because reconfirmation of the amended and restated plan is being sought at this annual meeting rather than in 2006 (as is currently provided for in the plan), the plan is also being amended in order to ensure that holders of common and non-voting shares are given an opportunity to reconfirm the plan in three years. It is now customary in Canada for shareholders to be given an opportunity to reconfirm a rights plan three years after it was last considered by shareholders.

Summary of the rights plan

The following is a summary of the principal terms of the Amended and Restated Rights Plan, which is qualified in its entirety by reference to the text of the Amended and Restated Rights Plan. Copies of the Amended and Restated Rights Plan are available from TELUS' Corporate Secretary, 21 - 3777 Kingsway, Burnaby, B.C. V5H 3Z7.

Effective date

The effective date of the rights plan is March 20, 2000 (the "Effective Date").

Term

Ten years, subject to reconfirmation at the meeting and eighth annual meeting following the adoption of the Current Rights Plan.

Issue of rights

On the Effective Date, one Series A right (a "Series A Right") was issued and attached to each common share outstanding at one minute after the Effective Date (the "Record Time") and will attach to each common share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the expiration of the Agreement (the "Expiration Time"). Additionally, on the Effective Date, one Series B right (a "Series B Right") was issued and attached to each Non-Voting Share outstanding at the Record Time and will attach to each non-voting share issued after the Record Time and prior to the earlier of the Separation Time (hereinafter defined) and the Expiration Time.

Rights exercise privilege

The Series A Rights and the Series B Rights will separate from the common shares and non-voting shares and will be exercisable eight trading days (the "Separation Time") after a person has acquired, or commences a takeover bid permitted by the rights plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of more than 20 per cent of the Voting Shares, other than by way of a Permitted Bid, is referred to as "Flip-in Event." Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, each Series A Right (other than those held by the Acquiring Person), will permit the purchase of $320 worth of common shares for $160 (i.e. at a 50 per cent discount) and each Series B Right (other than those held by Acquiring Person) will permit the purchase of $320 worth of non-voting shares for $160 (i.e. at a 50 per cent discount).

The issue of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the Shares (as defined in the Current Rights Plan), reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for common shares and non-voting shares issued from and after the Effective Date and will not be transferable separately from such Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Shares.

Permitted bid requirements
 The requirements for a Permitted Bid include the following:

(i)     the takeover bid must be made by way of a takeover bid circular;

(ii)    the takeover bid must be made to all holders of Voting Shares;

(iii) the takeover bid must be outstanding for a minimum period of 60 days and Voting Shares tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60 day period and only at such time if more that 50 per cent of the Voting Shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert (the "Independent Shareholders") have been tendered to the takeover bid and not withdrawn;

(iv) the Voting Shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

(v) if more than 50 per cent of the Voting Shares held by Independent Shareholders are tendered to the takeover bid within the 60 day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of Voting Shares for an additional 10 business days from the date of such public announcement.

The Shareholder Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Waiver and redemption

The Board may, prior to a Flip-in Event, waive the dilutive effects of the rights plan in respect of a particular Flip-in Event resulting from a takeover bid made by way of a takeover bid circular to all holders of Voting Shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a takeover bid made by way of takeover bid circular to all holders of Voting Shares. The Board of Directors may also waive the rights plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to 20 per cent or less of the outstanding Voting Shares within 14 days or such other period as may be specified by the Board. With the majority consent of holders of Shares or Rights holders at any time prior to the occurrence of a Flip-in Event, the Board of Directors may redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

Exemptions for investment advisors

Investment advisors (for client accounts), managers of mutual funds, trust companies (acting in their capacities as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies), administrators or trustees of registered pension funds, plans or related trusts and Crown agents or agencies acquiring greater than 20 per cent of the Voting Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.

In order to be effective, the resolution to be voted on will require the approval of a majority of votes cast by holders of common shares and non-voting shares, voting together, who vote in respect of the resolution at the meeting.

The text of the proposed resolution is as follows:

"BE IT RESOLVED THAT the continued existence of the rights plan as amended and restated (the "Amended and Restated Rights Agreement"), and the Rights therein, be and are hereby, approved and the Amended and Restated Rights Agreement is hereby ratified, reconfirmed and approved by the holders of the Shares of the Company."

    Management and the Board recommend that holders of common shares and non-voting shares vote FOR the ordinary resolution of the Company as set forth. The persons named in the enclosed proxy intend to vote FOR this motion unless the holder of common or non-voting shares specifies otherwise.

A similar shareholder reconfirmation process must occur at the Company's annual meeting of shareholders in 2008 in order for the Amended and Restated Rights Plan to remain in effect until March 2010.

Failing such reconfirmation, the current rights agreement and all outstanding Rights thereunder will terminate.

Mandate and report of the Corporate Governance Committee

The mandate of the Corporate Governance Committee is to assist the Board in fulfilling and assessing its oversight responsibilities to ensure that the Company has an effective corporate governance regime. The Corporate Governance Committee is responsible for monitoring corporate governance developments, best practices for corporate governance and the effectiveness of the Company's corporate governance practices. The Corporate Governance Committee is also responsible for identifying, recruiting, appointing and providing ongoing development for directors and overseeing Board and director evaluations. The Corporate Governance Committee also assesses and makes recommendations to the Board for its determination of the "independence" and "financial literacy", "financial expertise", "accounting or related financial management expertise" of directors as defined under new corporate governance rules and guidelines.

Membership

The current members of the Corporate Governance Committee, consisting of Ron P. Triffo (Chair), R. H. Auchinleck, R. John Butler and John S. Lacey, were appointed on February 11, 2004 and reappointed on February 16, 2005. All members of the Corporate Governance Committee are independent.

Meetings

The Corporate Governance Committee meets at least once each quarter and reports on its activities to the Board. At each regularly scheduled quarterly meeting, the Corporate Governance Committee holds an in-camera session without management present. The Corporate Governance Committee met five times during 2004.

Highlights

Enhanced and renewed commitment to best practices for corporate governance:

	* received and considered regular updates on corporate governance initiatives taken by securities regulators and other stakeholders and emerging best practices and implications of the proposals of Canadian and U.S. regulators with respect to TELUS;
	* reviewed and reconfirmed the Board Policy Manual, including the terms of reference for each committee of the Board and, together with the Pension Committee, recommended to the Board for approval changes to the Pension Committee's terms of reference;
	* reviewed and updated a Board Delegations Policy to align with the revised Board Policy Manual;
	* reviewed and recommended changes to the Company's Articles for which shareholder approval is being sought at the annual and special meeting;
	* reviewed and recommended changes to the size of the Board;
	* reviewed and recommended amendments to the Shareholder Rights Plan, for which shareholder approval is being sought at the annual and special meeting;
	* developed and approved a succession plan for the chair of the Board.

Initiatives relating to directors:

	* reviewed and recommended to the Board for approval nominees to stand for election as directors or to be appointed to the Board;
	* reviewed and recommended to the Board for approval the composition of committees of the Board;
	* initiated review of the compensation payable to the directors for Board service;
	* continued the orientation program for new directors and the ongoing education program for all directors;
	* conducted an evaluation of each director of the Company and of the Board as a whole, expanding the evaluation process to include a specific assessment on the performance of the Chair of the Board and the Chairs of each committee.

For more information on director compensation see the following table. Signed, members of the Corporate Governance Committee

/s/Ron P. Triffo
__________________________________
Ron P. Triffo (Chair)

/s/R.H. (Dick) Auchinleck
__________________________________
R.H. (Dick) Auchinleck

/s/R. John Butler
__________________________________
R. John Butler

/s/John S. Lacey
__________________________________
John S. Lacey


Director compensation

Each director of the Company who is not an employee of the Company receives an annual fee for acting as a director on the Board and each committee served, plus a further fee for each Board and committee meeting attended. The fees are outlined in the table below. In February 2005, the Committee initiated a review of the form and magnitude of director compensation.

Regular Board service
---------------------------------------------------------------------------------------------------------------------------------
Annual directors' retainer								      $25,000
Meeting fee										       $1,500
Annual equity grant									        3,500 deferred share units
---------------------------------------------------------------------------------------------------------------------------------
Committee service: Audit
Chair's retainer									      $10,000
Member retainer										       $6,000
Meeting fee										       $3,000
---------------------------------------------------------------------------------------------------------------------------------
Committee service: All other committees
Chair's retainer									       $6,000
Member retainer										       $3,000
Meeting fee										       $1,500
---------------------------------------------------------------------------------------------------------------------------------
Chair of the Board
Annual retainer										     $200,000
Meeting fee											    -
Annual equity grant										6,000 deferred share units
---------------------------------------------------------------------------------------------------------------------------------

Directors who are requested by the Chair to perform additional tasks or assignments on behalf of the Board may in certain circumstances receive an additional $1,500 per diem fee for such services. No such fees were paid in 2004.


Mandate and report of the Pension Committee

The mandate of the Pension Committee is to oversee the administration, financial reporting and investment activities of the Pension Plan for management and professional employees of TELUS Corporation, the TELUS Defined Contribution Pension Plan, the TELUS Edmonton Pension Plan, the TELUS Corporation Pension Plan, the TELUS Corporation Pension Plan for Employees of TELUS Communications (Quebec) Inc., any successor plans and related supplemental retirement arrangements as mandated by the Board, and the related trust funds (the "Pension Plans"). The powers delegated to the Pension Committee in its mandate are subject to those instances where powers and duties are specifically assigned to third parties in the Pension Plan documents themselves. The Pension Committee is responsible for reporting to the Board with respect to the actuarial soundness of the Pension Plans, the administrative aspects of the Pension Plans, investment policy, performance of the investment portfolios and compliance with government legislation. The Pension Committee may, from time to time, recommend to the Board changes to the Pension Plans and their administration.

Membership

The current members of the Pension Committee, consisting of R. John Butler (Chair), Brian A. Canfield, Ron P. Triffo and Donald P. Woodley, were appointed on February 11, 2004 and reappointed on February 16, 2005. All members of the Pension Committee are independent.

Meetings

The Pension Committee meets at least once each quarter and reports on its activities to the Board. At each regularly scheduled quarterly meeting, the Committee meets in camera, without management present. The Pension Committee also meets with Pension Plan auditors without management present. The Pension Committee met five times in 2004.

Highlights

Governance review

The Pension Committee completed a comprehensive review of the defined benefit and defined contribution pension plans' governance structure. The review was conducted by management with the assistance of external consultants. One of the major recommendations involved streamlining the number of decision-making bodies through the creation of a management pension committee, under the direction of the Chief Financial Officer, which will be responsible for overseeing operations, implementing policy and reporting to the Pension Committee of the Board. This focuses senior management's attention on pension issues while leaving the most important policy related decisions to the Board and Pension Committee. The Board has approved new terms of reference for the Pension Committee to reflect the new governance structure that more clearly delineates the responsibility and accountability of each of the governing, managing and operating fiduciaries. Over the coming year the Committee expects to oversee its implementation.

Administrator change to TELUS Quebec Pension Plans

The Board has changed the administrator of TELUS Corporation Pension Plan for Employees of TELUS Communications (Quebec) Inc. from TELUS Communications (Quebec) Inc. to TELUS Corporation and brought this plan under the mandate of the Pension Committee. This change is consistent with implementation of a standardized governance structure and improves plan supervision by making the operation of the plan subject to the same policies and administrative practices as the other Pension Plans.

Asset liability study

The Pension Committee directed a comprehensive asset and liability study during 2004, which was completed by management with the assistance of external consultants. The asset liability study was designed to evaluate the risks associated with the investment policy of the Pension Plans in conjunction with the fund liabilities and the impact on TELUS financial statements. It evaluated the basic policy asset mix (equities/fixed income) in light of changing financial markets and the liability structure of the TELUS defined benefit plans. As well it examined the feasibility of additional diversification of the investment portfolios through the expansion of alternative investment mandates and recommended risk reduction through extending the term of fixed income assets. The study indicated that the investment policies developed by the Committee to guide investment management were appropriate (see Note 18 of TELUS 2004 Consolidated Financial Statements).

Plan management and governance

In accordance with its mandate, the Committee approved the appointments of auditors, actuaries, custodians, legal counsel and investment managers, as needed. As well, the Pension Committee received and reviewed, and approved where mandated, the following:

* an annual report, including annual financial statements and audit reports prepared by the external auditors for all Pension Plans that fall within the Pension Committee's mandate;
*  receive and review audit scope report;
*  regular briefings regarding legal matters that affect the Pension Plans;
* reports from each Pension Plan's actuaries, including the assumptions and the results;
*  plan budgets, including Pension Plan expenses and peer plan results;
*  quarterly and annual investment results;
*  plan insurance coverage;
*  management self-assessment of internal controls;
* reports confirming compliance with pension plan ethical standards, investment policies and procedures, derivative policies and legislation;
*  surveys and reports concerning pension governance best practices;
*  investment manager performance assessments;
*  the strategic investment plan; and
* management presentations on the subjects of actuarial practices, derivatives, pension risks, operations overview and performance measurement.

Signed, the members of the Pension Committee

/s/R. John Butler
__________________________________
R. John Butler (Chair)

/s/Donald P. Woodley
__________________________________
Donald P. Woodley

/s/Ron P. Triffo
__________________________________
Ron P. Triffo

/s/Brian A. Canfield
__________________________________
Brian A. Canfield




Mandate and Report of the Audit Committee

The Audit Committee supports the Board in fulfilling its oversight responsibilities regarding the integrity of the Company's accounting and financial reporting, the Company's internal controls and disclosure controls, the Company's legal and regulatory compliance, the Company's ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company's external and internal auditors, the management of the Company's risks, credit worthiness, treasury plans and financial policy and the Company's whistleblower and complaint procedures. For more information on TELUS' Audit Committee, including the text of the Audit Committee's terms of reference, refer to the heading "Audit Committee" in TELUS' Annual Information Form.

Membership

Three of the Committee's current members, consisting of Brian F. MacNeill (Chair), A. Charles Baillie and Micheline Bouchard were appointed on February 11, 2004. A fourth member, Ruston E.T. Goepel, was appointed on December 7, 2004. They were all reappointed on February 16, 2005.

The Board has determined that each member of the Audit Committee is "financially literate", has "accounting or related financial management expertise" and that the Audit Committee Chair is an "audit committee financial expert" as defined by applicable securities laws. Information regarding the education and experience of the members of the Audit Committee is contained in TELUS' 2004 Annual Information Form. The Committee is comprised entirely of independent directors.

Meetings

The Audit Committee meets at least once each quarter and reports on its activities to the Board. At each regularly scheduled quarterly meeting, the Committee meets separately, in camera, with both the internal auditor and external auditors. The Committee also meets separately with management and without management present, at each regularly scheduled meeting. The Audit Committee met five times during 2004.

Highlights

Financial reporting:

	* reviewed and discussed with the Company's President and CEO and CFO their readiness to certify the annual financial statements and related disclosure material, as required under the U.S. Sarbanes-Oxley Act (SOX), and the interim financial statements and related disclosure materials, as required under Canadian securities legislation;
	* reviewed and recommended to the Board for approval, the public release and filing of the annual audited Consolidated Financial Statements and quarterly unaudited Consolidated Financial Statements of the Company and subsidiaries whose financial statements are publicly filed, including related news releases and MD&A;
	* reviewed and recommended to the Board for approval key securities filings that contain financial information, including the Annual Information Form;
	* reviewed, throughout the year, any changes or adoption of significant accounting policies and significant estimates impacting the current and future financial statements of the Company.

External auditor:

	* oversaw the work of the external auditors;
	* reviewed and approved the annual audit plan;
	* monitored the progress of the external audit;
	* received reports on the external auditor's internal quality control procedures, independence and confidentiality procedures;
	* met quarterly with the external auditors without management present;
	* reviewed and set the compensation of the external auditor;
	* reviewed and pre-approved all audit, audit-related and non-audit services provided by the external auditor or its affiliates.

Accounting and financial management:

	* reviewed the Company's major accounting policies, including alternatives and potential key management estimates and judgments and the Company's financial policies and compliance with such policies;
	* reviewed with management the adoption of new accounting standards and emerging best practices in response to changes in securities legislation;
	* reviewed with management the Company's financial policies and compliance with these policies;
	* reviewed quarterly derivatives, and guarantees and indemnities reports;
	* recommended adoption of amended annual and long term policy targets concerning matters such as leverage, liquidity, capital structure and credit ratings;
	* reviewed quarterly treasury update and approved key treasury matters, including financing plans;
	* reviewed and recommended to the Board changes to the Company's target dividend payout ratio guideline;
	* received quarterly reports regarding taxation matters and structural/legal reorganizations;
	* reviewed and discussed with management at each regularly scheduled meeting the results of significant capital expenditures including specific reviews of major capital projects.

Internal controls and disclosure controls:

	* reviewed and approved the internal audit program to provide
	  assurance regarding risk exposures and internal controls;
	* reviewed quarterly reports on internal audit activities and
	  internal audit's evaluation of the Company's internal control systems and risk mitigation progress;
	* met regularly with the Chief Internal Auditor without management present;
	* monitored the adequacy of resourcing and the independence and objectivity of the internal audit function;
	* received briefings from management regarding key audit report follow-ups;
	* reviewed, quarterly, the results of the cascading certifications by key stakeholders in the financial reporting and disclosure controls processes to provide reasonable assurance and confidence to the President and CEO and CFO;
	* considered reports from the Chief Compliance Officer and General Counsel on matters relating to compliance with laws and regulations;
	* received and considered quarterly reports regarding the receipt, investigation and treatment of whistleblower, ethics and internal controls complaints;
	* reviewed, quarterly, the expenses of the executive leadership team and annually reviewed the adequacy of, and compliance to, Company policies covering executive officers' expense accounts and perquisites and their use of corporate assets.

Enterprise risk management:

	* reviewed the results of management's annual risk assessment, the identification of key risks and the engagement of executives to mitigate risk exposures;
	* considered reports on the Company's business continuity, including potential situations of work stoppage, and disaster recovery plans;
	* reviewed reports on management's approach for safeguarding corporate assets and information systems;
	* monitored the Company's environmental risk management activities and results, and reviewed the Company's corporate social responsibility (CSR) report;
	* reviewed the adequacy of the Company's insurance coverages and monitored the Company's property risk management program;
	* reviewed reports on employee health and safety programs and results.

Audit Committee related governance:

	* received and reviewed with management frequent updates throughout the year regarding changing governance-related laws, rules and emerging best practices and implications of the proposals of Canadian and U.S. regulators with respect to the Audit Committee;
	* received from management quarterly updates on the handling of employee and anonymous complaints and inquiries regarding accounting, auditing, ethics, and internal control issues;
	* monitored management's annual conflict of interest disclosure and review process;
	* received and reviewed management's planning efforts to enable SOX 404 compliance for financial year 2005.

Signed, the members of the Audit Committee


/s/Brian F. MacNeill
__________________________________
Brian F. MacNeill (Chair)

/s/A. Charles Baillie
__________________________________
A. Charles Baillie

/s/Micheline Bouchard
__________________________________
Micheline Bouchard

/s/Ruston E.T. Goepel
__________________________________
Ruston E.T. Goepel

Mandate and Report of the Human Resources and Compensation Committee

The Human Resources and Compensation Committee (the "Compensation Committee") of the Board of Directors is responsible for developing the compensation philosophy and guidelines on executive compensation, overseeing succession planning for the executive leadership team, determining President and CEO goals and objectives relative to compensation and evaluating President and CEO performance, reviewing and recommending President and CEO compensation based on evaluation, and determining compensation for executive management other than the President and CEO. The Compensation Committee annually reviews and reports to the Board on senior management organizational structure, management's succession plans for the executive leadership team including specific development plans and career planning for potential successors for both normal career progression and emergency replacement situations. It manages the Board-approved equity-based incentive plans, employee benefit plans and supplemental retirement arrangements for the executive leadership team (other than registered pension plans).

Membership

The current members of the Compensation Committee, consisting of John S. Lacey (Chair), R.H. (Dick) Auchinleck and Donald P. Woodley, were appointed on February 11, 2004. They were all reappointed on February 16, 2005.

All members of the Compensation Committee are independent. There are no interlocking relationships between the members of the Compensation Committee and the executive leadership team.

Meetings

The Compensation Committee meets at least once each quarter and reports on its activities to the Board. At each regularly scheduled quarterly meeting, the Committee holds an in camera session without management present. The Compensation Committee met five times during 2004.

Highlights

President and CEO

	* reviewed and approved the corporate goals and objectives relevant to President and CEO compensation;
	* assessed the President and CEO's performance with input from the Board of Directors;
	* reviewed the form and adequacy of President and CEO compensation;
	* reviewed the succession plan for the President and CEO;
	* reviewed and recommended to the Board for approval the President and CEO's compensation based on the Compensation Committee's evaluation of the performance of the President and CEO and its review of the form and adequacy of the compensation of the President and CEO.

Executive Management

	* reviewed and recommended for approval to the Board the proposed appointment of individuals to executive management and as corporate officers of the Company;

	* received and considered the President and CEO's evaluations of the performance of individual members of executive management;

	* reviewed and approved the form and adequacy of executive compensation for executive management other than the President and CEO;

	* reviewed and approved the compensation (including annual variable pay and other incentive awards) of individual members of executive management, other than the President and CEO, after considering the evaluation and recommendations of the President and CEO;

	* reviewed and approved the retirement and severance arrangements of departing members of the executive management;

	* reviewed and approved the levels and types of benefits, including perquisites and vehicles that may be granted to executive management;

	* reviewed the succession plans for each member of executive management;.

Equity Plans

	* received regular updates from management and expert external consultants on alternative long-term incentives other than options, including the implications for the Company and its shareholders;
	* received regular updates on regulatory changes and corporate governance trends in Canada and the United States regarding equity compensation arrangements, including accounting treatment of options, requirements for shareholder approvals of equity grants, and implications for the Company;
	* reviewed and recommended to the Board for approval the division of the TELUS Share Option and Compensation Plan into the TELUS Management Share Option Plan and the Directors Share Option and Compensation Plan and the amendments to the TELUS Management Share Option Plan;
	* reviewed and recommended to the Board for approval amendments to the Employee Share Purchase plan and the Channel Stock Incentive Plan to eliminate the issuance of shares from treasury;
	* reviewed and recommended to the Board for approval a fixed maximum reserve with an increase in share reserve, and adoption of a stock settlement feature in the TELUS Management Share Option Plan.

Public Disclosure

	* prepared and approved for publication the report on executive compensation below.

Report on executive compensation

One of the Compensation Committee's roles is to design a compensation arrangement for the Company's executive leadership team that supports its business strategy to enhance the growth and profitability of the Company and allow the Company to attract and retain the key talent necessary to achieve the business objectives of the Company, as approved by the Board.

Compensation objectives and principles

The goal is to create a clear linkage between compensation and the achievement of business goals in the short-term, medium-term and long-term by providing appropriate components of fixed compensation, compensation at risk, and future income.

The Compensation Committee has approved a performance management philosophy that provides a direct linkage between short-, medium- and long-term compensation at risk and the execution strategies required to achieve the goals of continuous growth, quality of service and operational excellence, while providing a workplace of choice.

In establishing the appropriate compensation levels, the Compensation Committee receives expert advice from outside consultants who conduct surveys and provide competitive data, and recommendations from management.

The Compensation Committee relates total compensation levels for the executives to the compensation paid to executives of general Canadian industry with revenue similar to that of the Company and Canadian telecommunications companies, as approved by the Committee. The Compensation Committee selects and engages external consultants and approves their fees.

Performance management

For 2004, the Compensation Committee has continued with a rigorous, comprehensive and holistic approach towards the assessment of the performance of the executive leadership team. Each executive leadership team member is evaluated using the following assessment tools:

	* personal value-add assessment model ("PVAAM")
	* individual, business unit and corporate balanced scorecards
	* strategic staffing model.

PVAAM is used to assess and rate an executive leadership team member's achievement of results, leadership skills, retention risk and value to achieving strategy. These ratings, in conjunction with competitive market compensation data and the balanced scorecard results, are used to determine an executive leadership team member's base pay, annual variable pay, restricted stock unit allocations and share option grants.

The strategic staffing model is a comprehensive assessment tool used to assess each executive leadership team member's development and is relied on to design and regularly update succession plans for executive positions.

Compensation mix

The key elements of the Company's executive compensation program are base salary and at-risk compensation, which comprises annual variable pay, medium-term incentives and long-term incentives. These key elements are addressed separately below. The Compensation Committee has adopted a market-based approach to ensure that the Company provides competitive compensation. Total compensation is generally targeted to be at the 75th percentile of the comparator group described above, if performance warrants. The Compensation Committee also considers other elements of an executive's total compensation including health and welfare benefits, retirement programs and perquisites.

The Compensation Committee is a proponent of linking compensation directly to the achievement of business objectives. This philosophy results in a high focus on performance driving pay with base salary comprising only 25 per cent of total compensation for the executive team overall for 2004.

Base salary

In accordance with its market-based approach, the Compensation Committee has targeted base salaries of the executive leadership team to be at approximately the 50th percentile of the comparator group. In 2004, the overall average of base salaries was below the overall average market 50th percentile. Individual base salaries are adjusted by the Compensation Committee to recognize varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group. For 2004, there were no base salary increases for the named executives.

At-risk incentive pay

As a result of its philosophy, the target at-risk incentive pay for executives is 75 per cent of total compensation for the executive leadership team overall. The Company adopts three strategies for at-risk incentive pay:

1.  Annual variable pay plan

This annual plan implements the Company's pay-for-performance philosophy by providing executives with direct financial incentive in the form of an annual cash award based on the achievement of corporate, strategic business unit and individual performance goals. The actual achievement of annual business plans as reflected through performance measurement and quantifiable goals will ultimately determine the annual variable compensation received.


The awards payable to the executive leadership team are determined based on meeting the corporate targets and their respective strategic business unit targets as set out in the corporate balanced scorecard and strategic business unit balanced scorecards, respectively, and achieving the results set out in their personal performance objectives. Results at less than target would result in a reduced or zero award.

All corporate and strategic business unit scorecard objectives were tied to the six strategic imperatives of TELUS, which are as follows:

	* building national capabilities across data, Internet protocol (IP), voice and wireless
	* focusing relentlessly on the growth markets of data, IP and wireless
	* providing integrated solutions that differentiate TELUS from our competitors
	* partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business
	* going to market as one team, under a common brand, executing a single strategy
	* investing in internal capabilities to build a high-performance culture and efficient operation.

Specific targets were established using a balanced scorecard approach with 2004 corporate targets tied to profitable growth, customer metrics, business efficiency, and employee engagement. The profitable growth metrics (30 per cent) were made up of TELUS Communications external revenue, TELUS Mobility network revenue, free cash flow, net debt/EBITDA(earnings before interest, taxes, depreciation and amortization) and earnings per share (from continuing operations). Customer metrics (40 per cent) included TELUS Mobility churn rate, high speed subscriber churn (TELUS Communications), a customer loyalty index, and other indices that measure quality of performance and customer loyalty. Business efficiency metrics (20 per cent) consisted of EBITDA margin percentage for TELUS Communications and EBITDA before cost of acquisition for TELUS Mobility. Lastly, employee engagement (10 per cent) was measured based on a survey of all employees.

These measures are not only of broad relevance to the strategic goals of the Company but are also readily quantifiable, easily measured by the Company's information systems, auditable, and balance year over year consistency with the Company's annual strategic direction. Balanced scorecard targets were also set for each strategic business unit.

The weighting given to corporate results, strategic business unit ("SBU") results and personal results for each executive leadership team member is set out in the following table:

								Component weighting				   Target award
---------------------------------------------------------------------------------------------------------------------------------
								      Average	      Average 				% of
				     Corporate 		SBU		SBU	  customer facing     Personal		base
Position			      results	      results	      results	    SBU results	      results	       salary
---------------------------------------------------------------------------------------------------------------------------------
President & CEO				30%		--		20%		30%		20%		50%
EVP - Customer facing SBU		50%		30%		--		--		20%		50%1
EVP - Business enabling SBU		30%		20%		--		30%		20%		50%
---------------------------------------------------------------------------------------------------------------------------------

(1) The target award for the Executive Vice President & CEO of TELUS Mobility is 100 per cent of base salary as he does not participate in any mid-term incentive or pension plans.

The award for the executive vice-president of a business enabling strategic business unit such as Finance or Human Resources, is based in part on the success of the Company's customer facing strategic business units to ensure direct line of sight to the achievement of customer facing business unit objectives. The award for the President and CEO is based in part on the average results of all the strategic business units.

The personal performance of each member of the executive leadership team (other than the President and CEO) is assessed by the President and CEO, and the performance of the President and CEO is assessed by the Compensation Committee. The personal performance scorecard component is then determined based on the ratings set out in the following table:


											    Personal performance
---------------------------------------------------------------------------------------------------------------------------------
Rating										 Performance rating	    Multiplier
---------------------------------------------------------------------------------------------------------------------------------
Not Meeting									       2 - 3			0.0
---------------------------------------------------------------------------------------------------------------------------------
Partially Meeting									 4			0.3
											 5			0.5
---------------------------------------------------------------------------------------------------------------------------------
Fully Meeting										 6			0.8
---------------------------------------------------------------------------------------------------------------------------------
Exceeding										 7			1.1
											 8			1.4
---------------------------------------------------------------------------------------------------------------------------------
Significantly Exceeding									 9			1.7
											10			2.0+
---------------------------------------------------------------------------------------------------------------------------------

This approach ensures that payouts reflect performance levels and require truly outstanding results to deliver multipliers greater than 1.0.

For 2004, the overall annual variable pay plan results for the executive leadership team members averaged 94 per cent of target. The corporate balanced scorecard component of their variable plan was 87 per cent of target. Comparing the 2004 actual results against comparable 2003 Corporate Scorecard measures would have resulted in a variable pay plan payout of 136 per cent for that component. This is reflective of increased performance expectations that are the foundation to the pay for performance philosophy, resulting in stretch targets being established for the 2004 Corporate Scorecard.

Following is a description of some of the results achieved in respect of the various metrics comprising the Corporate Balanced Scorecard:

Overall, TELUS achieved strong results within the Profitable Growth quadrant of the scorecard.

TELUS exceeded its targets with respect to:

* Mobility Network Revenue, deriving from strong TELUS Mobility performance
* Earnings per share reflecting strong TELUS Mobility results as well as favourable tax settlements
* Net Debt: EBITDA
* Free Cash Flow resulting from reduced debt and strong TELUS Mobility revenues
One of the metrics was below target:

* TELUS Communications external revenue results, resulting in a zero payout under this metric

In the Customer scorecard quadrant:

* TELUS Mobility maintained its low customer churn rate and met its target
* Results for customer service levels were very close to target, reflecting significant improvements to the short-term customer service challenges the TELUS team faced throughout 2003
* Results for the loyalty index and the quality of performance measurement were also below target

Within the Business Efficiency quadrant:

* EBIT Margin % (TELUS Communications - after restructuring costs) was below target resulting primarily from weakness in that segment's revenue growth
* EBITDA before Cost of Acquisition (TELUS Mobility) results well exceeded target due to strong Mobility revenue performance and operational execution

Within the Employee Engagement quadrant:

* Results from TELUS' employee survey show that the Company has a solid foundation in quality of leadership, sense of teamwork and is a respectful and supportive employer, but overall results were below the threshold target, reflecting in part the collective bargaining challenges experienced in 2004.

2.  Medium-Term Incentives

In 2004, the Compensation Committee continued with the Executive Stock Unit Plan (formerly called the Restricted Stock Unit Plan II), a medium-term incentive plan that was implemented in 2002 for executive leadership team members and expanded in 2004 to include designated senior management employees. The purpose of this plan is to link a portion of the at-risk compensation to both the achievement of performance targets and total shareholder return, and to promote the retention of executives. Under the ESU Plan, participants are allocated restricted stock units ("ESUs"). The amount and terms of any allocation are approved by the Compensation Committee annually.

Generally, the number of ESUs allocated to an executive is based both on the achievement by the executive of performance targets and the share price performance of non-voting shares during the plan year. Each ESU is equal in value to the price of one non-voting share calculated in the manner provided in the plan. When dividends on non-voting shares are paid during the life of an ESU, a participant receives an equivalent credit that is converted to additional ESUs in the participant's account. These dividend equivalents do not vest unless the ESUs vest.

Unless otherwise determined with respect to any particular allocation, the number of ESUs allocated to a participant is determined by applying the actual performance results against a target that is based on a percentage of the participant's salary, then dividing by the value of the non-voting shares at the beginning or end of the year preceding the year of allocation, whichever is higher. The value of ESUs allocated in 2005 under the ESU Plan for 2004 performance was $34.73 per ESU and was calculated based on the trading price of the non-voting shares for the 15 trading days up to December 31, 2004 which was higher than the price for the 15 trading days preceding January 1, 2004. This link, under the ESU Plan, to the share price of non-voting shares further aligns the interests of the recipients with the interests of shareholders. In this manner, any decline in the price of non-voting shares of the Company directly reduces the value of the participant's incentive compensation, despite the fact that performance goals for the granting have been met.

The Company had previously implemented a separate RSU Plan for 2001 performance for certain executives. RSU Plan I provided that RSUs were allocated at a value equal to the weighted average trading price per non-voting share on the Toronto Stock Exchange on the day preceding the date of allocation.

Retention is promoted through the vesting of RSUs/ESUs. RSUs allocated under the RSU Plan I vested on October 18, 2004 and were paid out prior to the 2004 year-end. ESUs allocated under the ESU Plan vest and become payable in equal annual installments over approximately a three-year period, with all ESUs being paid out before the end of the second year after the year of allocation. The value of the ESUs at pay-out is based on the value of non-voting shares at that time, calculated as required by the applicable plan. In this manner, the price of non-voting shares of the Company directly impacts the value of the participant's incentive compensation at payout. Payments under the RSU Plan I were paid in cash. Payments under the ESU Plan may be in cash or non-voting shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in non-voting shares issued from Treasury.

3.  Long-term incentives

Long-term incentives are provided under the TELUS Management Share Option Plan (formerly TELUS Share Option and Compensation Plan), and the Restricted Stock Unit Plan (formerly Restricted Stock Unit Plan III) which was introduced in 2003. The purpose of these plans is to align the interests of executives with those of shareholders and to provide incentive compensation based on the value of non-voting shares. This strategy provides an opportunity for executives to acquire, through share options and RSUs, an increased proprietary interest in the Company.

The amount and terms of any long-term incentive compensation determined by the Compensation Committee will be consistent with the overall compensation philosophy and objectives as set out above. Overall, long term incentives represented 50 per cent of total compensation for the executive team in 2004. As noted previously, long-term incentive compensation is based on two main factors: competitive market compensation considerations and each executive leadership team member's PVAAM ratings. The PVAAM assessments are based on four elements: Achieving Results and Leadership Skills (the two performance components) and Value to Achieving Strategy and Retention Risk (the two potential components). The resulting assessment has a direct bearing on the long-term incentive awards.

Share options are granted at an exercise price not less than the market value of the non-voting shares on the last business day before the grant date as determined pursuant to the plan. In order to strengthen retention, the vesting period for options granted in February 2005 remained as 100 per cent ("cliff-vesting") at the end of three years. Prior option grants are not taken into account in determining whether and, if so, how many new options would be granted.

In order to provide a more appropriate mix of long-term incentives, the February 2005 long-term incentive compensation grant was split between share options and RSUs under the RSU Plan. This split represents an approximate allocation of one-third options and two-thirds RSUs to the executive leadership team on a collective basis, based on an estimated after tax equivalency between the value of the RSUs and the value of the options to be granted, using a Black-Scholes valuation. To strengthen retention, both the options and the RSUs granted in February 2005 will in most instances cliff-vest at or near the end of a three-year period. The Compensation Committee has the right to determine the vesting of each RSU grant under the RSU Plan. George Cope was not allocated stock options in February, 2005 but received 87,183 RSUs under the RSU Plan. He will not receive any future grants of options or RSUs under the annual program for 2005, 2006 and 2007.

Similar to the ESUs allocated under the ESU Plan, all RSUs allocated under the RSU Plan must be paid out before the end of the second year after the year of allocation. Each RSU is equal in value to the price of one non-voting share calculated as provided in the RSU Plan. When dividends on non-voting shares are paid during the life of an RSU, a participant receives an equivalent credit which is converted to additional RSUs in the participant's account. These dividend equivalents do not vest unless the RSUs vest. The value of the RSUs at pay-out is based on the value of non-voting shares at that time, calculated in the manner required by the RSU Plan. In this manner, the price of non-voting shares of the Company directly impacts the value of the participant's incentive compensation at payout. Payments under the RSU Plan may be in cash or in non-voting shares purchased in the market, or, subject to all necessary corporate and regulatory approvals, in non-voting shares issued from treasury.

Compensation of President and CEO

The principles used for determining the compensation of the President and CEO, Darren Entwistle, were identical to those established for the other executives, other than as noted previously. The President and CEO's base salary, which was increased mid-year 2003, was not increased in 2004 and remained below median.

Share ownership guidelines

Share ownership guidelines were introduced for the executive leadership team members in 2002 to provide a further link between the interest of executives and shareholders, thereby demonstrating the ongoing alignment of executives' interests with the interests of shareholders. The share ownership targets established in 2002 were a value of at least three times annual base salary for the President and CEO and one times annual base salary for executive vice-presidents.

In 2003, the ownership target was increased to two times annual base salary for executive vice-presidents and remain the same currently. The share ownership targets can be met through a mix of common and non-voting shares and ESUs/RSUs acquired over a five-year period. Most executive leadership team members already have significant shareholdings and meet or exceed these target levels.

Executive shareholdings summary table

The following table provides information concerning total TELUS shareholdings held by each named executive (as set out in the Executive compensation summary table on page *), dollar value of shareholdings and share ownership level (based on dollar value) to base salary ratio, as at December 31, 2004 (see share ownership guidelines on page *).

					 TELUS shareholdings						       Share
				      (common shares/non-voting						     ownership
				     shares/ESUs for non-voting			  Dollar value of	      level as
				          shares/RSUs for			   shareholdings 	   a multiple of
Name				       non-voting shares)(1)			       ($)(2)		    base salary
---------------------------------------------------------------------------------------------------------------------------------
Darren Entwistle		   21,032/173,236/106,560/73,147		   13,023,018			14.5
---------------------------------------------------------------------------------------------------------------------------------
George Cope			       --/165,048/--/--				    5,733,767			 8.2
---------------------------------------------------------------------------------------------------------------------------------
Robert McFarlane		       --/113,729/18,102/17,850			    5,199,917			13.0
---------------------------------------------------------------------------------------------------------------------------------
Joe Natale			         3,362/--/17,057/20,991			    1,443,559			 3.0
---------------------------------------------------------------------------------------------------------------------------------
Wade Oosterman			       --/235,250/3,456/8,860			    8,600,442			20.2
---------------------------------------------------------------------------------------------------------------------------------

(1) Excludes any TELUS non-voting shares that may be acquired by an executive in 2005 in payment of ESUs that vested in 2004.

(2) At the close of trading on December 31, 2004 the market price of common shares was $36.22 and the market price of the non-voting shares was $34.74.

Conclusion

The Compensation Committee believes that the various components of compensation are appropriately balanced to provide direction and motivation for the executive leadership team to make a positive contribution to the Company's overall success, thereby enhancing the value of the Company for its shareholders.


Signed, members of the Human Resources and Compensation Committee

/s/John S. Lacey
__________________________________
John S. Lacey (Chair)

/s/Donald P. Woodley
__________________________________
Donald P. Woodley

/s/R.H. (Dick) Auchinleck
__________________________________
R.H. (Dick) Auchinleck


Executive compensation summary table

In accordance with executive compensation reporting requirements of applicable securities regulations, the following table provides information concerning the total compensation paid during the last three fiscal years ending December 31, 2004 to the President and CEO and the Executive Vice President and CFO of the Company, and the three other executive officers employed by the Company as at December 31, 2004 who had the highest individual aggregate annual salary and bonuses for 2004 (collectively with the President and CEO and CFO, the "named executives"). The figures shown for each of the three years represent those amounts paid by the Company to the named executives.


						      Annual compensation		Longer-term compensation
---------------------------------------------------------------------------------------------------------------------------------
											Number of      Restricted
										 	securities    stock units
									Other annual	  under	      (ESUs/RSUs)    All other
Name and principal	      Year ended       Salary	    Bonus(1)   compensation(2)   options        (5)(6)	    compensation
position		       Dec. 31	       	($)	      ($)   	     ($)	granted(3)     	  ($)		($)
---------------------------------------------------------------------------------------------------------------------------------
Darren Entwistle		 2004  	      900,000	    508,500	    92,584(4)	      --      3,662,533	       34,500(7)
President & Chief 		 2003	      857,500	    529,506	    95,915(4)	  40,000      2,748,203	       20,700(7)
Executive Officer		 2002	      785,000	    371,305	    97,247(4)	 163,255      1,824,014	       60,183(7)
---------------------------------------------------------------------------------------------------------------------------------
George Cope			 2004	      665,860	    786,665		--	      --      3,045,302
Executive Vice-President  	 2003	      600,000	    963,000		--	  90,000	     --
President & CEO,		 2002	      600,000	    636,000		--	  95,000	     --
TELUS Mobility
---------------------------------------------------------------------------------------------------------------------------------
Robert McFarlane		 2004	      400,000	    215,600		--	  15,200	754,886		9,200(7)
Executive Vice-President											       50,000(10)
& Chief Financial Officer	 2003	      400,000	    238,200		--	      --	672,025		6,133(7)
				 2002	      400,000	    183,600		--	  50,000	191,387
---------------------------------------------------------------------------------------------------------------------------------
Joe Natale 			 2004	      480,000	    210,480		--	  16,800	892,072	       18,400(7)
Executive Vice-President	 2003	      251,040	    129,720		--	 115,800	804,640	       11,040(7)
& President,													      150,000(8)
Business Solutions9
---------------------------------------------------------------------------------------------------------------------------------
Wade Oosterman			 2004	      398,225	    206,455		--	  15,000	698,086		4,887(7)
Executive Vice-President	 2003	      284,596	    420,763		--	  12,500	219,285
& Chief Marketing Officer9	 2002	      269,538	    312,518		--	      --	     --
---------------------------------------------------------------------------------------------------------------------------------

(1) Represents variable "at risk" component of cash compensation earned under the annual variable pay plan. Amounts are paid in first quarter of following year.

(2) Except as noted, the value of perquisites and other personal benefits received by named executives is no greater than the lesser of $50,000 and 10 per cent of annual salary and bonus of the respective named executives.

(3) Annual option grants under the TELUS Management Share Option Plan awarded to the named executives in relation to the 2004 financial year were approved by the Compensation Committee and the Board on the 15th and 16th of February 2005.

(4) Consists of $50,000 bonus paid to allow executive to repay Company loan in that amount, deemed interest on interest-free Company loan and bonus in an amount sufficient to cover the taxes on both the loan repayment bonus and the deemed interest.

(5) The ESU/RSU grants in the Summary Compensation Table are made in the February of the following year. Therefore, the grants shown for 2004 were made in February 2005. All numbers include accumulated dividend equivalents. Note that George Cope will not be receiving any future grants of options or RSUs under the annual program for 2005, 2006 and 2007.

(6) The aggregate number of ESUs/RSUs (including accrued dividend equivalents) held by the named executives at December 31, 2004, their value at the date of grant (excluding accumulated dividend equivalents), their value at closing market price at December 31, 2004, and their vesting are as follows:


				   Number of RSUs
				    (ESU Plan /		   Value at date	     Value at		      Vesting
				     RSU Plan)		     of grant		 December 31, 2004	     2005/2006
---------------------------------------------------------------------------------------------------------------------------------
Darren Entwistle	          57,021 / 73,147	    $4,555,573		    $4,522,036		  49,540 / 80,628
George Cope			      -- / --			    --			    --		      -- / --
Robert McFarlane		  10,733 / 17,850	      $855,633		      $992,973		   7,370 / 21,214
Joe Natale			  17,057 / 20,991	      $901,675		    $1,321,788		   5,737 / 22,823
Wade Oosterman			   1,728 / 8,860	      $317,765		      $367,827		   1,728 / 8,860

Note that the figures in the above table exclude ESU/RSUs which vested on or before December 31, 2004 that were not paid out until 2005 and exclude ESUs/RSUs allocated in February, 2005. The details of the ESU and RSU plans are disclosed in the Report on Executive Compensation.

(7) Payment in lieu of accrued but unused vacation.

(8) Bonus paid on hire.

(9) Joe Natale joined the Executive Leadership Team on June 23, 2003 and Wade Oosterman joined on June 25, 2004.

(10)Bonus paid in recognition of overall accomplishments during the year.

Options granted for the most recently completed financial year

As noted previously, in order to provide a more appropriate mix of long-term and medium-term incentives, the February 2005 grant was split between share options and RSUs. This split represents an approximate allocation of one-third options and two-thirds RSUs among the executive leadership team on a collective basis using a Black-Scholes valuation. In addition, in order to strengthen retention the options and RSUs granted in February 2005 will in most instances cliff-vest at or near the end of a three-year period.

In order to provide comprehensive and up-to-date information, the Company has set forth in the table below option grants made in the current year. Accordingly, the following option grants to the named executives were made in February 2005 based on 2004 performance:

					 	  % of total
					 	    options		 		Market value of
			    Securities 		   granted to 	       Exercise or   securities underlying
			  under options 	  employees in 	       base price    options on the date of
Name			   granted(1)(#)	financial year(1)   ($/security)(2)   grant($/security)(3)     Expiration date
---------------------------------------------------------------------------------------------------------------------------------
Darren Entwistle	 	  --		      0.00%		     --		          --		      --
George Cope			  --		      0.00%		     --			  --	              --
Robert McFarlane	      15,200		      1.4%		 $35.56		      $36.42	       February 16,2012
Joe Natale	  	      16,800		      1.5%		 $35.56		      $36.42	       February 16,2012
Wade Oosterman		      15,000		      1.4%		 $35.56		      $36.42	       February 16,2012

(1) All grants are in respect of non-voting shares. Percentage refers to percentage of total grant of TELUS share options, including all grants made in February 2005 based on 2004 performance.

(2) TELUS options are granted at or above the weighted average trading price of the non-voting shares on the last business day before the date of grant.

(3) Actual weighted average trading price on the date of grant.

The following option grants to the named executives were made in February 2004 based on 2003 performance:

					 	  % of total
					 	    options		 		Market value of
			    Securities 		   granted to 	       Exercise or   securities underlying
			  under options 	  employees in 	       base price    options on the date of
Name			   granted(1)(#)	financial year(1)   ($/security)(2)   grant($/security)(3)     Expiration date
---------------------------------------------------------------------------------------------------------------------------------
Darren Entwistle	       40,000		      0.99%		 $24.79		     $24.76		February 11, 2011
George Cope		       90,000		      2.22%		 $24.79		     $24.76	 	February 11, 2011
Robert McFarlane		   --		      0.00%		    --		         --		               --
Joe Natale		       15,800		      0.39%		 $24.79		     $24.76		February 11, 2011
Wade Oosterman		       12,500		      0.31%		 $24.79	             $24.76		February 11, 2011

(1) All grants are in respect of non-voting shares. Percentage refers to percentage of total grant of TELUS share options.

(2) TELUS options are granted at or above the weighted average trading price of the non-voting shares on the last business day before the date of grant.

(3) Actual weighted average trading price on the date of grant.

Aggregated options exercised during the most recently completed financial year and financial year-end option values for the named executives

		       Securities    Aggregate		       Unexercised		       Value of unexercised in the
		       acquired on     value	           options at FY-end (1)	         money options at FY-end
		         exercise     realized 	       (#) exercisable/unexercisable          ($) exercisable/unexercisable
Name			   (#)		($)
---------------------------------------------------------------------------------------------------------------------------------
						   common shares/	  common shares/
						 non-voting shares      non-voting shares
Darren Entwistle	 117,418    1,347,465	 150,000 / 333,683	      0 / 347,179      2,044,176       3,922,083
George Cope		 208,335    2,241,685    261,852 / 275,972	      0 / 0	       2,784,100	       0
Robert McFarlane	 123,600    2,620,744  	 128,958 / 134,109	      0 / 65,200       1,536,536	 841,664
Joe Natale		       -	    -	       0 / 33,333	      0 / 99,267         410,996	 979,214
Wade Oosterman		       -	    -	  52,368 / 124,537	      0 / 35,833       1,911,310	 279,285

(1) At the close of trading on December 31, 2004, the market price of the common shares was $36.22 and the market price of the non-voting shares was $34.74.

TELUS Pension Plan

The TELUS Supplementary Retirement Arrangement ("SRA") establishes an overall retirement income benefit which provides supplemental pension benefits to be paid to a retired executive in addition to the pension income under the existing registered company pension plans.

Named executives, other than George Cope and Wade Oosterman, participate in the Company's contributory registered pension plans. The SRA for the named executives, other than George Cope and Wade Oosterman, supplements these plans by providing a total benefit at retirement determined as two per cent of a person's highest consecutive three years' average pensionable remuneration times the total number of years of credited service to a maximum of 35. Pensionable remuneration is base salary increased by a fixed 50 per cent for annual variable compensation to the named executives other than the President and CEO, and by 60 per cent for the President and CEO. The following table shows the total of the annual retirement benefits, payable from both the SRA and registered pension plans, assuming retirement at age 60 or over:

								Pension plan table
									2004

---------------------------------------------------------------------------------------------------------------------------------
Remuneration ($)						  Years of service
			15			20			25			30			35
---------------------------------------------------------------------------------------------------------------------------------
  175,000	      52,500		       70,000		       87,500		      105,000		      122,500
  200,000             60,000		       80,000		      100,000		      120,000		      140,000
  225,000             67,500		       90,000		      112,500		      135,000		      157,500
  250,000  	      75,000		      100,000		      125,000		      150,000		      175,000
  300,000 	      90,000		      120,000		      150,000		      180,000		      210,000
  350,000 	     105,000		      140,000		      175,000		      210,000		      245,000
  400,000	     120,000		      160,000		      200,000		      240,000		      280,000
  450,000  	     135,000		      180,000		      225,000		      270,000		      315,000
  500,000	     150,000		      200,000		      250,000		      300,000		      350,000
  550,000	     165,000		      220,000		      275,000		      330,000		      385,000
  600,000	     180,000		      240,000		      300,000		      360,000		      420,000
  650,000	     195,000		      260,000		      325,000		      390,000		      455,000
  700,000	     210,000		      280,000		      350,000		      420,000		      490,000
  750,000	     225,000		      300,000		      375,000		      450,000		      525,000
  800,000	     240,000		      320,000		      400,000		      480,000		      560,000
  850,000	     255,000		      340,000		      425,000		      510,000		      595,000
  900,000	     270,000		      360,000		      450,000		      540,000		      630,000
  950,000	     285,000		      380,000		      475,000		      570,000		      665,000
1,000,000 	     300,000		      400,000		      500,000		      600,000		      700,000
1,050,000 	     315,000		      420,000		      525,000		      630,000		      735,000
1,100,000 	     330,000		      440,000		      550,000		      660,000		      770,000
1,150,000 	     345,000		      460,000		      575,000		      690,000		      805,000
1,200,000 	     360,000		      480,000		      600,000		      720,000		      840,000
1,250,000 	     375,000		      500,000		      625,000		      750,000		      875,000
1,300,000 	     390,000		      520,000		      650,000		      780,000		      910,000
1,350,000 	     405,000		      540,000		      675,000		      810,000		      945,000
1,400,000 	     420,000		      560,000		      700,000		      840,000		      980,000
1,450,000 	     435,000		      580,000		      725,000		      870,000		    1,015,000
1,500,000 	     450,000		      600,000		      750,000		      900,000		    1,050,000
1,550,000 	     465,000		      620,000		      775,000		      930,000		    1,085,000
1,600,000 	     480,000		      640,000		      800,000		      960,000		    1,120,000
1,650,000 	     495,000		      660,000		      825,000		      990,000		    1,155,000
1,700,000 	     510,000		      680,000		      850,000		    1,020,000		    1,190,000
1,750,000 	     525,000		      700,000		      875,000		    1,050,000		    1,225,000

(1) The compensation covered by the SRA for each of the named executives is based on his respective salaries shown in the executive summary compensationtable plus 60 per cent for the President and CEO and 50 per cent for each of the other participating named executives.

(2) The benefits under the registered pension plans and the SRA are payable for a member's lifetime with a 60 per cent benefit payable to the surviving spouse.

(3) The pension at retirement, at age 60 with less than 15 years' service, will be reduced.

(4) The above benefits are not offset by any CPP/QPP payments.


The years of credited service as of December 31, 2004 for pension plan purposes for the named executives other than George Cope and Wade Oosterman are as follows: Darren Entwistle, four years and six months; Robert McFarlane, four years and two months, and Joe Natale, one year and six months. Mr. McFarlane is accruing two years of pensionable service for each year from January 1, 2005 to January 1, 2010.

The following estimated pension service costs, accrued pension obligations and annual pension benefits under the Company's pension plans are being disclosed by the Company on a voluntary basis.

Executive retirement income value disclosure (1)

													   Annual pension
						2004		      Accrued obligations at		  benefits payable
Name					service costs ($)(2)	     December 31, 2004 ($)(3)		  at age 60 ($)(4)
---------------------------------------------------------------------------------------------------------------------------------
Darren Entwistle			      223,000			    1,003,000			      638,400
---------------------------------------------------------------------------------------------------------------------------------
Robert McFarlane			      109,000			      454,000			      331,900
---------------------------------------------------------------------------------------------------------------------------------
Joe Natale				      114,000			      171,000			      326,800
---------------------------------------------------------------------------------------------------------------------------------

(1) Amounts shown include pension benefits under the Company's registered pension plan and Supplemental Retirement Arrangement.

(2) Service cost is the value of the projected pension earned for pensionable service in 2004. The value has been determined using the same actuarial assumptions as those used to determine the year-end pension plan obligations disclosed in the notes to the 2004 consolidated financial statements.

(3) Accrued obligations are the actuarial value of projected obligations for service to December 31, 2004. The value has been determined using the same actuarial assumptions as those used to determine the year-end pension plan liabilities disclosed in the notes to the 2004 consolidated financial statements.

(4) Amounts in this column are based on 2004 compensation levels and assume accrued years of service to age 60 for each of the named executives.

Employment agreements

TELUS has entered into executive employment agreements for an indefinite term with Darren Entwistle and Robert McFarlane. Both agreements provide that if the employment of the executive were terminated at any time other than for just cause or by reason of death, disability or retirement ("without cause"), the executive will be paid a severance payment equal to two times his annual compensation and will be provided with continued benefit coverage and continued accrual of pensionable service for two years following the date of termination. Both agreements contain a prohibition on the improper disclosure or use of confidential information and a one-year non-competition restriction after termination.

Under his agreement, Darren Entwistle received a $250,000 interest-free forgivable loan net of tax obligations at the commencement of his agreement, of which $50,000 was forgiven in each of 2001, 2002, 2003 and 2004. The agreement with Mr. McFarlane provides that he will be accruing two years of pensionable service for each year from January 1, 2005 to January 1, 2010.

TELUS has entered into an executive employment agreement with Joseph Natale for an indefinite term which provides that upon termination without cause the executive will be paid a severance payment equal to one and one half times his annual compensation and will be provided with continued benefit coverage and continued accrual of pensionable service for one and one half years following the date of termination. The agreement contains a prohibition on the improper disclosure or use of confidential information and a one-year non-competition restriction after termination.

The employment agreement between TELUS and Wade Oosterman is for an indefinite term which provides that upon termination without cause the executive will be paid a severance payment equal to his annual compensation. The executive does not participate in the pension plans of TELUS. The agreement contains a prohibition on the improper disclosure or use of confidential information and a one-year non-competition restriction after termination.

TELUS has entered into an executive employment agreement with George Cope for a fixed term expiring on December 31, 2007. The executive does not participate in the pension plans of TELUS. The agreement provides that if the employment of the executive were terminated at any time prior to expiry of the term without cause, he will be entitled to his salary and annual variable pay for the balance of the term of his agreement. If his employment were terminated, with the result that the one-year competition restriction becomes effective, the executive will be entitled to one year of annual compensation.

Indebtedness of directors and officers

No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has been indebted to the Company or its subsidiaries since January 1, 2004 except with respect to loans as noted below. The Company provided assistance by way of loans to certain officers to minimize financial exposure associated with their acceptance of a position with the Company or to assist with housing costs. The aggregate amount of all indebtedness to the Company or to any of its subsidiaries from directors or officers as at February, 2005 was $50,000. The following table, presented in accordance with applicable securities laws, shows the details of certain indebtedness owed by directors and officers of the Company. All such indebtedness was incurred prior to the July 30, 2002 enactment date of the Sarbanes-Oxley Act. In compliance with that legislation, no new personal loans to directors and executive officers were made or arranged, and no pre-existing personal loans were renewed or modified, since July 30, 2002.

Name and 				   Involvement of	     Largest amount outstanding	      Amount outstanding as at
principal position		        issuer or subsidiary		  during 2004 ($)		 February 2005 ($)
---------------------------------------------------------------------------------------------------------------------------------
Darren Entwistle			     Loan from
President & CEO				     Company (1)		      100,000			       50,000
---------------------------------------------------------------------------------------------------------------------------------

(1) Interest-free. Repayment in 2004 of $50,000 was offset by a Company bonus in an amount sufficient to cover the amount repaid and taxes thereon. Repayment of the balance of the loan of $50,000 due in 2005 will be offset by a Company bonus in an amount sufficient to cover the amount repaid and taxes thereon if the executive is an employee at that time. The loan will be repaid in a similar manner on the executive's death or his termination without cause or as a result of disability.

The Company from time to time has notional indebtedness outstanding for brief periods from non-executive employees with respect to the cashless exercise of their options.

Performance graph

The following graph compares the yearly change over the past five years in the cumulative total shareholder return on the common shares and non-voting shares of TELUS with the cumulative total return on the S&P/TSX Composite Index, assuming a $100 investment on December 31, 1999 and reinvestment of dividends.

		[Performance graph]

				       Dec 31,	      Dec 31,	      Dec 31,	      Dec 31,	      Dec 31,	      Dec 31,
					1999 		2000		2001		2002		2003		2004
---------------------------------------------------------------------------------------------------------------------------------
TELUS common shares 			100 		122 		 75 		 56		 86 		123
TELUS non-voting shares 		100 		117		 72 		 53 		 81 		120
S&P/TSX Composite Index 		100 		106		 91		 79		 98		110

Securities authorized for issuance under Equity Compensation Plans

The following table provides information as at December 31, 2004 with respect to equity shares of the Company authorized for issuance under equity compensation plans that provide for the issuance of equity shares. The only continuing equity compensation plan of the Company under which equity shares may be issued pursuant to options being granted to employees is the TELUS Management Share Option Plan.

While options remain outstanding under the Directors Share Option and Compensation Plan, as reported below, in 2003, the Board determined that no further options would be granted to directors under this plan and, in February 2005, determined not to issue any non-voting shares from treasury to satisfy any payment of deferred share units under this plan.

Options remain outstanding under the Team TELUS Plan. This plan was established to grant options to most employees of the Company and its subsidiaries. In 2004 the grant of options under this plan was discontinued.

The Company also issued non-voting shares to dealers of TELUS Mobility under the TELUS Channel Stock Incentive Plan. However, this plan has been amended by the Board in February 2005 to provide that the non-voting shares to be provided thereunder will be purchased in the open market.

In addition to the foregoing, there are options outstanding entitling holders to acquire equity shares of the Company under the TELUS Corporation Stock Option Plan and the BC TELECOM Stock Option Plan (the plans that were in place prior to the merger of predecessor Alberta-based TELUS Corporation and BC TELECOM in February 1999) and the TELUS Share Option Plan for Former Clearnet Optionholders (the plan that was put in place for employees of Clearnet Communications Inc. ("Clearnet") upon the acquisition of Clearnet by the Company in 2000). No further options are being issued under these plans.

												       Number of securities
												      remaining available for
												       future issuance under
Plan category			      Number of securities to be      Weighted-average exercise	     equity compensation plans
				       issued upon exercise of 	        price of outstanding 	     (excluding securities in
				       outstanding options (#)		    options ($)			   column A)(#)
						 A				 B				 C
---------------------------------------------------------------------------------------------------------------------------------
Equity compensation plans
approved by securityholders		     3,202,595				$35.28				Nil
---------------------------------------------------------------------------------------------------------------------------------
Equity compensation plans
not approved by securityholders		    18,712,165 				$24.49 			     7,462,017
---------------------------------------------------------------------------------------------------------------------------------
Total				            21,914,760				$26.07			     7,462,017
=================================================================================================================================

Stock option plans

TELUS Management Share Option Plan

The TELUS Management Share Option Plan ("Management Plan") has been amended and restated as part of the division of the original TELUS Share Option and Compensation Plan into the Directors Share Option and Compensation Plan and the Management Plan. Holders of common shares are being requested to approve an amendment to the Management Plan to increase the number of non-voting shares reserved for issuance under this plan, and to approve the amendment to the plan to permit stock settled options. See "Amendment to TELUS Management Share Option Plan".

Directors Share Option and Compensation Plan

As at February 28, 2005, options to purchase a total of 14,200 common shares and 18,900 non-voting shares or 0.02 per cent of the issued and outstanding equity shares of the Company, were outstanding under the Directors Share Option and Compensation Plan. Such options have an expiry date that is 10 years after the date of grant and a strike price equal to the weighted average price of the Company's non-voting shares on the trading day immediately preceding the date of grant. As noted above, no more options are being granted under this plan and there is no reserve for additional options under this plan. Options cannot be transferred or assigned by a participant other than by will or the laws of succession on devolution.

Under the terms of the Directors Share Option and Compensation Plan, options expire on the earlier of (i) 12 months after the participant ceases to be a director due to death, and (ii) the expiry of the option, whether or not the participant has previously ceased to be a director; provided that if the participant becomes a director, officer or employee of a competitor after he ceases to be a TELUS director the options will immediately terminate. For options outstanding at January 1, 2002, the plan permits the participant to elect to receive in cash the difference between the market price of the common shares exercised and the exercise price. The Company may override the election and require that the common shares be purchased. The common shares are not added back to the reservation.

The Directors Share Option and Compensation Plan also provides that a participant may elect to receive the annual retainer and meeting fees paid to that participant in deferred share units, equity shares or cash. The annual board retainer of a participant cannot be paid to the participant entirely in cash unless the participant holds deferred share units and/or non-voting shares having a market value at least equal to a defined ownership target as determined by the Board of Directors. Deferred share units are credited to an account for a participant based on the weighted average trading price of non-voting shares or common shares (for deferred share units held prior to January 2001) on the day the fees are paid. Deferred share units held for a participant are credited with dividends paid on the Company's equity shares and when paid out to a participant are paid at the then market price of the applicable shares, as determined under the plan. If a participant elects to acquire non-voting shares, the non-voting shares are acquired by the plan administrator in the open market for the participant.

In February 2005 when the terms of the Directors Share Option and Compensation Plan were separated from the TELUS Share Option and Compensation Plan, and the plan was amended and restated, the right of the Company to issue non-voting shares from treasury was cancelled.

The Board of Directors of the Company, subject to any regulatory or required shareholder approval, has the power under the plan to amend or terminate the plan at any time, provided, however, that any such amendment shall not alter or impair any option previously granted, unless such amendment is not prejudicial to a participant. This power of amendment includes the right to amend any vesting requirements of any option and the right to extend the date at which an option expires by reason of the happening of an event, provided the extension is not beyond the original expiry date. Shareholder approval is required for any amendment to the plan which is considered material including increasing the reservation of shares, provided for cashless exercise or stock settlement if the shares underlying the option are added back to the reservation, any changes in the exercise price of outstanding options or permitting the Company to provide financial assistance.

Team TELUS Plan

In 2001, the Company established the TELUS Corporation Employee Stock Option Plan ("Team TELUS Plan"), which provided for 100 options to be granted, from time to time, under the plan to all regular, part time, casual and temporary employees of the Company and its subsidiaries, other than those who are eligible to receive grants under the TELUS Management Share Option Plan. A maximum of 11,040,000 non-voting shares representing 3.1 per cent of the Company's equity shares issued and outstanding was reserved for issuance under the plan. As at February 28, 2005, there were 5,813,449 non-voting shares, representing 1.6 per cent of the Company issued and outstanding equity shares, to be issued upon the exercise of outstanding options under this plan. The Company has discontinued granting options under this plan.

Under the terms of the plan, all eligible employees received the same number of options. Options were granted under this plan in 2001, 2002, 2003 and 2004. Options granted under the plan have a maximum expiry date of ten years and have a strike price equal to the weighted average trading price of the Company's non-voting shares on the trading day immediately preceding the date of grant. The options vested on the second anniversary after the grant date. Options granted, terminate on the earliest of (i) the day of any voluntary termination of employment by a participant, or the day a participant is terminated for just cause, (ii) three years after the date of normal retirement of a participant, (iii) 12 months after the date of death or disability of a participant, (iv) 90 days after termination of a participant's employment by the Company or a subsidiary, or after a subsidiary is sold by the Company, or (v) the expiry date of the options. Options cannot be transferred or assigned by a participant under the plan. A participant may not assign any option other than by will or the laws of succession and devolution.

The Board of Directors of the Company, subject to any regulatory or required shareholder approval, has the power under the Plan to amend or terminate the Plan at any time, provided, however, that any such amendment shall not alter or impair any option previously granted, unless such amendment is not prejudicial to such participant. The plan was amended in 2004 to increase the number of shares reserved for issuance.

TELUS Channel Plan

As at February 28, 2005, there were 172,425 non-voting shares or 0.05 per cent of the issued and outstanding equity shares of the Company reserved for issuance under the TELUS Channel Stock Incentive Plan (the "Channel Plan").

Under this plan, dealers of TELE-MOBILE Company ("TELUS Mobility") are entitled to receive one non-voting share of the Company for reaching each target number (as established) of active and good standing subscriber units sold by the participant which are active for at least six months. The non-voting shares earned under the Channel Plan are compensation for services rendered to TELUS Mobility and TELUS Mobility pays the Company for the non-voting shares issued, an amount for each share equal to the weighted average trading price for the non-voting shares for the five consecutive trading days prior to the date of issue.

A participant's rights under the Channel Plan cease (i) when the participant dies, withdraws from the plan or ceases to be employed by a TELUS Mobility dealer, or (ii) at TELUS Mobility's option if the participant fails to meet the established criteria. In such event the participant is entitled to receive non-voting shares for agreed subscriber units sold to that time. If the participant is a defaulting participant, participation is terminated and the participant loses all rights to any non-voting shares. A participant may not assign any option other than by will or the laws of succession and devolution.

The Company has the right to terminate the plan or to amend or suspend the plan with 30 days prior notice to the participants. No amendments to the plan were made during 2004. The Company has amended this plan in 2005 to provide that the non-voting shares will be purchased in the market.

Other Existing Share Equity Plans

TELUS Share Option Plan for Former Clearnet Optionholders (the "TELUS/Clearnet Plan")

When TELUS completed the acquisition of Clearnet on October 20, 2000 (the "Effective Date"), holders of options under the Clearnet Communications Inc. Option Plan (the "Clearnet Plan") were given the right to elect to exchange their options for options under the TELUS/Clearnet Plan.

As at February 28, 2005 options to purchase 570,080 non-voting shares or 0.2 per cent of the issued and outstanding equity shares of the Company were outstanding under this plan. The exercise price for the options was determined by subtracting from (a) the market price of the non-voting shares of the Company on the Effective Date, (b) the amount obtained by dividing the difference between the market price of Clearnet common shares on the Effective Date and the exercise price of the options under the Clearnet Plan, by 1.636. This exercise price reflected the exchange ratio at which TELUS acquired the common shares of Clearnet. No further options are granted under the TELUS/Clearnet Plan. The options under this plan are not assignable except by the laws of succession and devolution.

The options under the TELUS/Clearnet Plan expire on the earliest of (i) six months after the date of voluntary termination of employment by a participant or the date of termination of the participant by the Company or a subsidiary without just cause, (ii) three years following the date of normal retirement of a participant, or disability of a participant, provided it is not beyond the original expiry date, (iii) he date of termination of employment of a participant for just cause (iv) 12 months after the death of a participant, or
(v) the original expiry date of the option as granted by Clearnet (which was 10 years from the date of grant).

The Board of Directors of the Company, subject to any regulatory or required shareholder approval, has the power under the Plan to amend or terminate the Plan at any time, provided, however, that any such amendment shall not alter or impair any option previously granted, such amendment is not prejudicial to such participant.

BC TELECOM Share Option Plan and TELUS Corporation Share Option Plan

At the time of the merger by way of a plan of arrangement of BC TELECOM and predecessor Alberta-based TELUS Corporation in February 1999 (the "Merger"), the options then existing under the BC TELECOM Share Option Plan ("BC TELECOM Plan") and the TELUS Corporation Share Option Plan ("TSOP") were converted into options to purchase common shares and non-voting shares of the Company based on the exchange ratio for BC TELECOM shares and TELUS shares pursuant to the plan of arrangement. The TSOP and the BC TELECOM Plan are together called the Pre-Merger Plans. The exercise prices under the Pre-Merger Plans were determined based on the exchange ratio and the exercise prices of the granted options under the respective plans on the effective date of the merger. No further options are issued under these plans.

As at February 28, 2005, there were options outstanding under the TSOP to purchase 787 non-voting shares and 2,361 common shares or 0.001 per cent of the issued and outstanding equity shares of the Company. The last expiry date for these options is June 2005.

As at February 28, 2005, there were options outstanding under the BC TELECOM Plan to purchase 109,958 non-voting shares and 329,874 common shares or 0.1 per cent of the issued and outstanding equity shares of the Company. These options expire at varying dates up to 2008. Under the BC TELECOM Plan, the participants hold share appreciation rights which entitle them to receive an amount in cash equal to the difference in the exercise price and the closing price of the applicable shares of the Company on the day prior to the date of exercise. To the extent participants elect to receive a share appreciation right, the corresponding option is cancelled. Options and rights under the BC TELECOM Plan are exercisable on the earliest of (i) 12 months after (A) a participant retiring or (B) a participant ceasing to be on officer or director of the Company, or (C) a participant's death, (ii) in all other cases other than as set out in (i), on the day a participant ceases to be an employee, unless otherwise determined by the Compensation Committee, and (iii) the expiry date of the options. All options are non-transferable.

The Board of Directors of the Company is permitted to amend the plan at any time provided that the amendment does not alter or impair any options previously granted and subject to any required regulatory approval.

Interest of certain persons in matters to be acted upon

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been Directors or executive officers of the Company since the commencement of the Company's last completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meetings other than the election of the directors and with respect to the executive officers, the proposed amendments to the Management Plan.

Interest of certain persons in material transactions

None of the insiders of the Company, no nominee for election as a director of the Company and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

Directors' and officers' insurance and indemnification

To the extent permitted by law, TELUS has entered into indemnification agreements with its directors for liabilities incurred while performing their duties. The Company also maintains insurance which protects directors and officers and the Company against claims made, provided they acted in good faith on behalf of TELUS, subject to policy restrictions. Such insurance currently provides for an annual aggregate limit of $115 million coverage with a $1 million deductible; where the Company is not able to indemnify the insured persons the deductible is nil. The approximate premium associated with the insurance protection of individual directors and officers was $1,010,000 for 2004.

Additional matters and information

Additional financial information is contained in the Company's annual information form and the audited financial statements of the Company for the year ended December 31, 2004 and management's discussion and analysis thereon. Copies of these documents are available upon request to TELUS' Corporate Secretary at 21st Floor, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7. All of the Company's public documents are filed with SEDAR and EDGAR and may be found on the following websites, sedar.com and sec.gov.

Board approval

The Board of Directors has approved in substance the contents of this information circular and the sending of this information circular to the holders of common shares and non-voting shares.

DATED March 21 2005.

/s/Audrey T. Ho
Audrey T. Ho
Vice President, Legal Services and General Counsel
and Corporate Secretary

Appendix A:  Statement of TELUS' corporate governance practices

TELUS is committed to adopting effective and best practices in corporate governance. TELUS consistently assesses and adopts emerging best practices. In a year of continued focus on corporate governance, the following are the most noteworthy corporate governance measures taken by regulators that will impact
TELUS:

* the finalization in April 2004 of continuous disclosure obligations issued by the Canadian Securities Administrators ("CSA");
* the finalization on March 31, 2004 of the Investor Confidence Rules issued by the CSA ("CSA Investor Confidence rules");
* the coming into force of a new Business Corporations Act (British Columbia) in March 2004;
* the release on October 29, 2004 and November 29, 2004 respectively of proposed revisions to the CSA Investor Confidence Rules regarding the test for director independence and the requirements relating to CEO and CFO certification of internal controls issued by the CSA;
* the release in August and November 2004 of revisions to the New York Stock Exchange Corporate Governance Rules ("NYSE Rules");
* the release on October 29, 2004 by the CSA of amendments to the previously proposed Policy 58-201 Corporate Governance Guidelines ("NP 58-201") and National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101", together with NI 58-201 the "proposed CSA Governance Guidelines");
* the announcement on October 29, 2004 by the Toronto Stock Exchange that it would require its issuers to disclose their corporate governance practices against the proposed CSA Governance Guidelines;
* the finalization on January 1, 2005 by the Toronto Stock Exchange of amendments to requirements regarding, among other things, shareholder approvalof security-based compensation arrangements;
* the release on February 4, 2005 by the CSA of Multilateral Instrument 52-111 Reporting on Internal Control over Financial Reporting.

TELUS is committed to an ongoing process of clear disclosure of its corporate governance practices in comparison with the TSX guidelines. TELUS has disclosed its corporate governance practices in relation to the TSX guidelines since the TSX adopted them in 1995. As a continued listing requirement of the TSX, TELUS discloses in the next section its approach to corporate governance with reference to the current TSX guidelines, and also provides voluntary disclosure with reference to the proposed CSA Governance Guidelines. TELUS is in full compliance with the current TSX guidelines, the proposed CSA Governance Guidelines and the CSA Investor Confidence rules. TELUS is also in full compliance with the NYSE Rules



Disclosure of TELUS' practices with reference to the current TSX guidelines and the proposed CSA Governance Guidelines.

TSX guidelines
TELUS alignment

TELUS' practices

Guideline 1: The Board	  Yes		* The Board of Directors has
explicitly assumes			  assumed responsibility for the
responsibility for			  stewardship of the Company by
stewardship of the			  supervising the management of
Company					  the business and affairs of the
					  Company and supervising
					  management, which is responsible
NP 58-101F1, section 2			  for the day-to-day conduct of
					  the business.

					* The TELUS Board Policy Manual
					  was developed to assist members
					  of the Board in fulfilling their
					  obligations, both individually
					  and collectively. The manual,
					  revised in 2004, is a guideline
					  for the Board and sets out
					  expectations for the Board,
					  committees, individual
					  directors, the Chair and the
					  President and CEO, along with
					  expectations for each of the
					  committees through their
					  respective terms of references.
					  It serves as a road map for the
					  Board to help it meet its
					  responsibilities in the most
					  effective manner possible on an
					  ongoing basis. The terms of
					  reference for the Board of
					  Directors is attached as
					  Appendix "B" to this information
					  circular. A copy of the entire
					  TELUS Board Policy Manual is
					  available at
					  telus.com/governance.

					* To help the Board fulfill its
					  obligations, duties and
					  responsibilities, the Board
					  delegates certain duties and
					  responsibilities to committees
					  to ensure full review of certain
					  matters. The terms of references
					  of the committees outline the
					  approval process for various
					  activities performed by the
					  committees. The committees then
					  report back to the Board on
					  their activities, on a regular
					  basis, and recommend certain
					  matters to the Board for its
					  approval.

					* To further delineate the
					  responsibilities of the Board, a
					  Delegations Policy under which
					  the Board delegates certain
					  decisions to management, was
					  first adopted in 1999. The Board
					  updated and revised the
					  Delegations Policy in 2004 to
					  align with the revised TELUS
					  Board Policy Manual. This policy
					  provides guidance to the Board
					  and management on matters
					  requiring Board approval
					  including major acquisitions,
					  investments or divestitures.

Guideline 1(a): The	  Yes		* The Board has assumed
Board assumes				  responsibility for adoption of
responsibility for the			  the strategic planning process.
adoption of the 			  It ensures there are long-term
strategic planning 			  goals and strategies in place.
process					  Goals and strategies are
					  prepared and reviewed together
					  by management and the Board on
					  an annual basis and are a
					  component of the Board's annual
					  agenda. The Board as a whole
					  participates in discussions on
					  corporate strategy, taking into
					  account the opportunities and
					  risks of the business, and, if
					  appropriate, approves the
					  strategies and implementation
					  plans recommended by management.

					* At least one extensive Board
					  strategic planning session is
					  held annually. A comprehensive
					  and interactive strategic
					  planning session with senior
					  management took place in
					  September 2004 at which the
					  directors reviewed current
					  issues faced by TELUS and the
					  telecommunications sector as a
					  whole.

					* The Board provides periodic
					  guidance throughout the year on
					  the development of corporate
					  strategies based on the
					  strategic plan and annual
					  business plan. It also reviews
					  any changes to corporate
					  strategies or the strategic plan
					  that may be necessary in light
					  of any new developments that
					  impact TELUS.

					* The Board monitors the
					  performance of management in
					  relation to both the strategic
					  objectives and operational
					  objectives.

Guideline 1(b): The	  Yes		* The Board has assumed
Board assumes				  responsibility for identifying
responsibility for the			  the principal risks of the
identification of the 			  Company's business and for
principal risks of the 			  ensuring the integrity of the
Company					  Company's internal controls and
					  management information systems,
					  as set out in the TELUS Board
					  Policy Manual. The Board
					  determines the principal risks
					  associated with Company
					  business, based on the Board's
					  knowledge of the
					  telecommunications industry, the
					  regulatory and competitive
					  environment, general economic
					  conditions and information
					  provided by management. For a
					  detailed summary of the risks
					  and uncertainties of the
					  Company, see the Risks and
					  uncertainties section in the
					  Management's discussion and
					  analysis (MD&A) in the 2004
					  annual report.

					* The Audit Committee is
					  responsible for reviewing and
					  monitoring the enterprise risk
					  management systems in place to
					  mitigate the Company's exposure.
					  In August 2004, it reviewed the
					  2004/2005 risk and control
					  assessment process including the
					  Company's risk management goals,
					  and proposed improvements (which
					  were adopted) to the Company's
					  annual risk and controls
					  assessment approach and
					  timeline. In October 2004 the
					  Audit Committee reviewed the
					  results of the annual TELUS risk
					  and control assessment process
					  which is designed to identify
					  key risks, key management risk
					  owners tasked with mitigating
					  the risks, perceptions of the
					  internal control environment
					  based upon the COSO (Committee
					  of Sponsoring Organizations of
					  the Treadway Commission) model
					  of internal control and the 2005
					  internal audit program to
					  provide assurance to the Audit
					  Committee regarding management's
					  progress towards mitigating
					  risks.

					* The Audit Committee receives
					  quarterly reports on internal
					  audit program results (including
					  management's follow-up on
					  previously identified issues)
					  and evaluation of internal
					  control systems and risk
					  assessment updates, including
					  legal and regulatory claims;
					  environmental, health and safety
					  issues; business continuity and
					  disaster recovery plan; current
					  accounting policies, financial
					  derivatives and other exposures.

					* The Audit Committee receives a
					  compliance report on material
					  legal and regulatory obligations
					  based on a quarterly compliance
					  survey cascaded to executives
					  and senior management, an annual
					  report on the relationship with
					  regulators and the accuracy and
					  timeliness of regulatory filings
					  and quarterly updates regarding
					  the work of the Compliance
					  office.

					* The Audit Committee has
					  overseen the process for
					  significantly improving the
					  management of the control,
					  governance and operational
					  processes across the Company.
					  From a governance reporting
					  perspective, the Company
					  requires the Vice-President,
					  Risk Management and Chief
					  Internal Auditor to report
					  administratively to the CFO and
					  functionally to the Audit
					  Committee. This reporting
					  structure enables closer insight
					  and proactive monitoring of the
					  accounting and financial
					  management processes,
					  organizations and practices, the
					  safeguarding of the Company's
					  assets and the efficiency and
					  effectiveness of operations.

					* The Chief Compliance Officer,
					  appointed in 2003, works to
					  ensure that the Company has in
					  place appropriate policies,
					  standards and practices to
					  comply with legal and regulatory
					  requirements. The Chief
					  Compliance Officer is required
					  to report administratively to
					  the Executive Vice-President,
					  Corporate Affairs and
					  functionally to the Audit
					  Committee. In October 2004, the
					  Chief Compliance Officer
					  reviewed with the Audit
					  Committee the 2004 progress in
					  the adoption of proposed
					  compliance with key laws and
					  regulations and identified 2005
					  compliance focus areas.

Guideline 1(c): The       yes		* The Board assumes the responsibility
Board assumes the 			  for succession planning and
responsibility for the 			  delegates to the Compensation
succession planning,			  Committee the responsibility to
including appointing, 			  oversee and approve the
training and monitoring 		  Company's plans for senior
senior management			  management succession,
					  development and retention.

NI 58-101F1, section 7 			* The Compensation Committee
					  periodically reviews the
					  Company's overall organizational
					  structure for executive
					  management, and approves and
					  recommends to the Board for
					  approval the appointment of
					  executive leadership team
					  members.

					* The Compensation Committee
					  reviews, approves and reports to
					  the Board on an annual basis, or
					  more frequently as required,
					  succession plans for executive
					  management including specific
					  personal development plans and
					  career planning for potential
					  successors.

					* For more information on the
					  Compensation Committee's
					  responsibilities, including the
					  process by which it determines
					  compensation of TELUS' executive
					  leadership team, see the Mandate
					  and Report of the Human
					  Resources and Compensation
					  Committee on page 39.

					* The performance of executive
					  management is annually measured
					  against specific objectives. See
					  the Report on Executive
					  Compensation on page 40.

Guideline 1(d): The 	  yes		* The Board has implemented
Board assumes 				  appropriate structures to promote
responsibility for a 			  complete, timely and effective
communications policy			  communications between TELUS, its
					  members, the public and regulatory
					  agencies. Through the Audit
					  Committee all material public
					  financial information is reviewed
					  and recommended to the Board for
					  approval for release prior to
					  public disclosure.

					  In 2003, the Board approved a
					  Policy on Corporate Disclosure and
					  Confidentiality of Information, a
					  copy of which is available at
					  telus.com/governance. The Policy
					  sets out the Company's policies and
					  practices on corporate disclosure
					  and maintaining confidentiality of
					  information. The Policy's
					  objectives include:

					     i) disclosing information in a
					        timely, consistent and
					        appropriate manner; and

					    ii) disseminating material
					        information pursuant to all
					        applicable legal requirements.

					  The Policy applies to TELUS
					  directors, officers and employees.

					  Any material changes to TELUS'
					  practices and this Policy, as
					  approved by the Disclosure
					  Committee of the Company, will be
					  reported back to the Audit
					  Committee and must be approved by
					  the Board.

Guideline 1(e): The 	  yes 		* The Board is responsible for
Board assumes 				  ensuring the integrity of internal
responsibility for the			  control and management information
integrity of internal 			  systems and executes its
control and				  responsibility through its
management 				  delegation to the Audit Committee.
information systems			  The Audit Committee receives
					  quarterly reports on the internal
					  audit activities conducted during
					  each quarter and updates on the
					  internal control systems. It also
					  receives results from the
					  Web-enabled risk and control
					  assessment survey designed to
					  identify strengths and weaknesses
					  with the system of internal
					  controls within TELUS. This survey
					  aligns with the COSO model of
					  internal controls and covers the
					  following components of internal
					  controls: the control environment
					  ("Tone at the Top"), risk
					  assessment, control activities
					  (policies and procedures),
					  information and communications
					  systems and monitoring.

					* The Audit Committee receives
					  annual reporting of a Web-enabled
					  conflict of interest report by
					  senior managers and others with key
					  roles within the internal control
					  system of the Company.

					* The Audit Committee reviews and
					  approves methods of controlling
					  corporate assets and information
					  systems. It also reviews on a
					  quarterly basis, major accounting
					  policies including: the impact of
					  alternative accounting policies and
					  key management estimates or
					  judgments that could materially
					  affect financial results. As well,
					  the Audit Committee receives
					  reports on the certification
					  process implemented by the Company
					  regarding annual and quarterly
					  financial reporting and disclosure
					  processes. See the Mandate and
					  Report of the Audit Committee on
					  page 36.

Guideline 2: The Board    yes		* Following the recommendations of
is constituted with a 			  the Corporate Governance Committee,
majority of "unrelated" 		  the Board has determined which
directors				  directors are considered "unrelated"
					  pursuant to the definitions set out
					  in the current TSX guidelines.

					* Following the recommendations of the
					  Corporate Governance Committee, the
					  Board has further determined which
					  directors are considered
					  "independent" pursuant to the
					  definitions set out in the proposed
					  CSA Governance Guidelines (NP
					  58-201, Guideline 3.1), the CSA
					  Investor Confidence rules, the U.S.
					  Sarbanes-Oxley Act (SOX), the U.S.
					  Securities and Exchange Commission
					  rules and the NYSE Rules.

					* On rigorous application of these
					  definitions, 10 of the 11 proposed
					  directors of the Company are
					  considered "unrelated" to the
					  Company and "independent". See
					  Guideline 3 below.

Guideline 3: Disclose     yes		* Mr. Entwistle is the only director
whether each director is 		  who is a member of management of the
"unrelated" or 				  Company. Consequently, by virtue of
"related" to the 			  being a member of management,
circumstances of each 			  Mr. Entwistle (President and CEO) is
director and the 			  a "related" director pursuant to the
analysis of the 			  current TSX Guidelines.  If  elected
application of 				  at the meeting, Mr. Entwistle will be
supporting this 			  the only director who is a "related"
conclusion				  director.

					* For similar reasons, the Board has
NI 58-101F1, section 1			  determined that Mr. Entwistle is
					  not an "independent" director
					  pursuant to the proposed CSA
					  Governance Guidelines and the NYSE
					  Rules, and that a material business
					  relationship exists between TELUS
					  and Mr. Entwistle.  If elected at
					  the meeting, Mr. Entwistle will be
					  the only director who is not an
					  "independent" director.


					* The chair of the Board, B.A.
					  Canfield, is not considered a
					  "related" director under the current
					  TSX guidelines by virtue of his
					  office.

					  The Board considers Mr. Canfield to
					  be "independent" under NP 58-201,
					  Guideline 2.1 and 3.2 and under the
					  NYSE Rules.  He was CEO of BC TELECOM
					  Inc., predecessor to TELUS from
					  October 1990 to July 1997. He also
					  served as President and CEO of the
					  Company from September 1999 to July
					  10, 2000 and, therefore, has passed
					  the "cooling off period" required by
					  the NYSE Rules for establishing his
					  "independence" from management.

					* The Board is satisfied that, except
					  for Mr. Entwistle, there is no
					  material relationship existing
					  between any of the proposed
					  directors and the Company, either
					  directly or as a partner, shareholder
					  or officer of an organization that
					  has a material relationship with the
					  Company.  Each director owns TELUS
					  securities; these holdings are
					  disclosed under the Election of
					  Directors on page 19, along with the
					  names of other corporations and
					  organizations on whose boards the
					  TELUS directors serve.  The Board
					  has made such determinations based
					  on a comprehensive questionnaire
					  completed by each director.

					* Additional disclosure on Board
					  members, including their business
					  experience and backgrounds, can be
					  found in the Election of Directors
					  in this information circular, the
					  annual information form, the 2004
					  annual report, and at telus.com/bios.

Guideline 4: The Board    yes		* The Corporate Governance Committee,
has a committee 			  which is comprised entirely of
responsible for 			  "unrelated" and "independent"
appointment/assessment 			  directors, is responsible for
of directors, composed 			  assessing and making recommendations
of exclusively non-			  regarding Board effectiveness and
management/unrelated 			  establishing a process for
directors 				  identifying,recruiting, appointing,
					  and providing ongoing education
					  and development for directors.
NI 58-101F1, section 6
					* In 2004, the Corporate Governance
					  Committee undertook a director
					  search, which resulted in the
					  appointment on December 7, 2004
					  of Ruston E.T. Goepel to the Board
					  of Directors.  In conducting its
					  search, the Corporate Governance
					  Committee considered the
					  competencies, skills and personal
					  qualities it should seek in a new
					  Board member to add value to the
					  Company. It then retained an
					  external consultant for the director
					  search.  Prospective director
					  candidates then met with the Chair
					  and the President and CEO.  See
					  Mandate and Report of the Corporate
					  Governance Committee on page 32 and
					  Guideline 7 below.


Guideline 5: The Board   yes		* The Corporate Governance Committee,
has implemented a 			  inconjunction with the Chair,
process for assessing the 		  carries out an annual assessment
effectiveness of the 			  process thatrates the effectiveness
board, its committees 			  of the Board,reviews Board and
and contribution of 			  committee processes,and reviews the
individual directors			  Board's relationship with management.
					  In 2004, the annual assessment was
					  revised to include a specific
NI 58-101F1, section 9			  assessment of each committee and
					  each committee chair.

					* An annual director peer evaluation
					  program first implemented in 2002
					  provides each director with feedback
					  from director peers on his or her
					  performance. It provides directors
					  with suggestions for improving his
					  or her effectiveness as directors
					  and contributions to the Board.

					* In 2004, the Corporate Governance
					  Committee established a succession
					  planning process for the position
					  of the Chair of the Board.

					* The TELUS Board Policy Manual sets
					  out the duties and responsibilities
					  of individual directors, including
					  preparation for and expected
					  attendance at Board and committee
					  meetings.  The Board also monitors
					  and discloses attendance at Board and
					  committee meetings by the directors,
					  as set out in the Election of
					  Directors on page 19.

Guideline 6: The 	  yes		* The TELUS Board Policy Manual was
Company, as an 				  established to assist new and
integral part of the 			  existing Board members in
process for appointing 			  understanding the role of the Board,
new directors, has an 			  the role of Board committees and the
orientation and 			  contribution individual Board members
education program for 			  are expected to make, including the
new directors				  commitment of time and energy
					  expected by the Company. The manual
					  is subject to periodic review and
NP 58-101F1,section 4			  approval by the Corporate Governance
					  Committee and the Board.  In October
					  2004, the Corporate Governance
					  Committee recommended, and the Board
					  approved, revisions to the Pension
					  Committee's Terms of Reference.

					* The Corporate Governance Committee
					  reviews, approves and reports to the
					  Board on the directors' orientation
					  processes and plans for the ongoing
					  development of existing Board members.

					* The Company's newest director,
					  Mr. Goepel, participated in an
					  orientation process that included:
					  1) receiving TELUS' most recent
					  public disclosure documents,
					  including the annual information
					  form and the annual report, and the
					  TELUS Board Policy Manual; and 2)
					  attending an orientation session
					  whereby key management provided an
					  overview on the TELUS organization
					  structure, strategy and financial
					  plan.

					* As part of the strategic planning
					  session in September 2004, the
					  President and CEO, in conjunction
					  with the Chair, selected special
					  educational topics for presentation
					  and discussion at the strategic
					  planning session. Topics dealt with
					  included the business and regulatory
					  environment, new technology and the
					  telecommunications sector in general.

Guideline 7: The Board    yes		* An appropriate number of Board
has examined the size of 		  members presenting a diversity of
the Board, and has 			  views and business experience have
undertaken a program 			  been nominated for election to the
to reduce the number of 		  Board in order for the Board to
directors with a view to 		  function effectively.
improve effectiveness
					* The Corporate Governance Committee is
					  conducting  a director search for a
					  12th director, given the resignation
					  of the two Verizon executives in
					  December 2004 following Verizon's
					  sale of its equity interest in the
					  Company.  The Committee believes that
					  it is in the Company's best interest
					  to take the necessary time to conduct
					  a careful search for optimal
					  candidates who will enhance and
					  complement current Board membership.
					  Accordingly, the Committee has
					  proposed 11 directors for election at
					  the Annual and Special Meeting.  The
					  Committee further proposes that the
					  Company's Articles be amended such
					  that the minimum size of the Board
					  be decreased from 12 to 10 members.

					* The Board annually reviews the size
					  and composition of the Board and the
					  committees, in accordance with the
					  TELUS Board Policy Manual.

Guideline 8: The Board   yes		* The Corporate Governance Committee
has reviewed the 			  reviews and recommends to the Board
adequacy and form of 			  the compensation and benefits of
compensation of 			  Board members.  In this regard, the
directors in light of			  Committee considers factors such as
the risks and 				  market data, time commitments, fees
responsibilities of 			  paid by similar organizations and
being a director			  responsibilities of the directors.
					  In February 2005, the Corporate
					  Governance Committee initiated a
NP 58-101F1, section 7 			  review of directors' compensation and
(directors' 				  engaged external consultants to
compensation only)			  analyze market data and fees payable
					  by similar organizations.  If the
					  Corporate Governance Committee
					  determines that a change in
					  compensation is appropriate, the
					  revised compensation adopted will be
					  disclosed at telus.com/governance.
					  For details on current levels of
					  director compensation, see Director
					  Compensation on page 33.

					* The Company has aligned the Board's
					  interests with the interests of
					  shareholders, by increasing the
					  equity ownership thresholds to be
					  attained by directors, and by
					  choosing payment of deferred share
					  units to directors in lieu of
					  options. Currently, the Chair's
					  equity ownership threshold is a value
					  that is two times the annual retainer
					  paid to the Chair, to be acquired
					  within five years of joining the
					  Board. For all other directors, the
					  minimum equity ownership is eight
					  times the annual Board retainer paid
					  to a director, to be acquired within
					  five years of joining the Board.  In
					  addition, the Company requires that
					  a minimum level of the annual board
					  retainer be directed to the purchase
					  of TELUS shares, or paid in the form
					  of deferred share units, until the
					  target equity ownership threshold is
					  reached.  As of March 1, 2005, 10 of
					  the 10 proposed non-management
					  directors have reached the minimum
					  equity ownership level.  Mr.
					  Entwistle's holdings exceed the
					  higher ownership threshold required
					  of the President and CEO.

Guideline 9: 		  yes		* As a minimum requirement, each TELUS
Committees should 			  committee must be comprised of a
generally be composed 			  majority of "unrelated" directors,
of non-management 			  all of whom are non-management
directors and the 			  directors, and a majority of
majority of committee 			  "independent" directors under the
members should be 			  proposed CSA Governance Guidelines
unrelated				  and the NYSE Rules.  Directors  who
					  are also members of the Company's
					  management may not be members of any
					  committee.

					* Each of the Corporate Governance
					  Committee, the Human Resources and
					  Compensation Committee, and the
					  Pension Committee are comprised
					  solely of "unrelated",
					  "non-management" and "independent"
					  directors.

					* The Audit Committee is comprised
					  solely of "unrelated",
					  "non-management" and "independent"
					  directors, in compliance with the
					  CSA Investor Confidence Rules, the
					  amendments thereto and the
					  requirements of SOX and the United
					  States Securities and Exchange
					  Commission.

					* All directors may attend all
					  committee meetings. The President
					  and CEO may not be a member of any
					  committee.  The Chair of the Board
					  may not be Chair of any committee.

					* At the end of regularly scheduled
					  committee meetings, the committee
					  members regularly meet "in camera"
					  without management present.
					  Generally, the Chair of the committee
					  presides over these sessions.

					* The Board encourages attendance by
					  executive management at Board and
					  committee meetings to provide
					  additional insight into the items
					  being discussed and exposure to
					  executive management.

Guideline 10: Appoint a   yes		* The Corporate Governance Committee
committee responsible 			  is responsible for governance issues,
for determining the 			  including:
Company's approach to 			  * monitoring and assessing corporate
corporate governance 			    governance developments, best
issues and the 				    practices for corporate governance
Company's response to			    and the effectiveness of the
these governance 			    Company's corporate governance
guidelines				    practices
					  * recommending to the Board for
					    approval, the Company's disclosure
					    in response to these guidelines
  					  * annually reviewing the TELUS Board
					    Policy  Manual, including all terms
 					    of reference
					  * periodically reviewing Board and
					    committee composition and the
					    scope, duties and responsibilities
					    of those committees.

Guideline 11: The 	  yes		* The Board has a broad responsibility
Board, together with			  for supervising the management of the
the CEO, has developed 			  business and affairs of the Company.
position description for		  This responsibility is outlined in
the Board and CEO,			  the TELUS Board Policy Manual. In
including defining 			  August 2004, the Board updated and
limits to management's			  approved revisions to its Delegations
responsibilities.  The 			  Policy.  The policy further defines
Board had approved 			  the authority of management with
the corporate objectives 		  regard to decisions involving the
the CEO is responsible			  operations of the Company and its
for meeting				  subsidiaries.

					* The TELUS Board Policy Manual also
NP 58-101F1, section 			  includes terms of reference for the
3(b)					  President and CEO.  The Board
         				  annually approves the Company's goals
					  and objectives for which the
					  President and CEO is responsible for
					  meeting.  As well, his annual
					  performance objectives relevant to
					  compensation, which are reviewed and
					  approved by the Compensation
					  Committee, supplement his mandate.
					  The Compensation Committee evaluates
					  the performance of the President and
					  CEO against his annual objectives and
					  reports back to the Board. For
					  further details, see Mandate and
					  Report of the Human Resources and
					  Compensation Committee on page 39.

Guideline 12: The	  yes		* The Board recognizes that its
Board has implemented			  independence from management is
structures and 				  primary to fulfilling its duties.
procedures to enable 			  The Board is committed to the
the Board to function 			  principles of independence and
independently of 			  accountability.  Management is
management, including 			  accountable to the Board. The Board
separate roles of the 			  has statutory obligations to act in
Board Chair and CEO			  the best interests of the Company and
					  it has fiduciary responsibility to
					  the shareholders.  Refer to
NP 58-101F1, section			  disclosure on Guideline 1 for further
3(a)					  information on Board structure and
					  processes to ensure the effective
NP 58-101F1, section			  operation of the Board.
1(e)
					* The Corporate Governance Committee is
					  responsible for establishing
					  structures and processes to enable
					  the Board to function independently,
					  and to ensure that prospective
					  candidates fully understand the role
					  of the Board and contributions they
					  are expected to make.

					* The TELUS Board Policy Manual
					  contains a written description of the
					  duties of the Chair of the Board and
					  stipulates that the positions of the
					  Chair and the President and CEO must
					  be separate, further enabling the
					  independence of the Board.  It also
					  requires that the Chair of the Board
					  must be independent.  The manual also
					  contains terms of reference for the
					  committees of the Board, including a
					  brief description of the duties of
					  the chairs of committees.

					* As a regular feature of each
					  regularly scheduled Board meeting,
					  the Board meets without management
					  other than the President and CEO,
					  followed by an "in-camera" session
					  without the President and CEO.  The
					  Chair generally presides over these
					  "in-camera" sessions of the Board.
					  In February 2005, the Board also
					  conducted its annual "in-camera"
					  session without non-independent
					  directors present, as required by
					  the TELUS Board Policy Manual.

					* Each committee has specific authority
					  to retain external advisors.

Guideline 13: The Audit   yes		* The Audit Committee is comprised
Committee has a 			  entirely of outside and "independent"
specifically defined 			  directors as defined under the CSA
mandate, with all 			  Investor Confidence Rules and SOX.
members being outside
directors, including 			* The Board has determined that all
direct communication 			  current Audit Committee members are
channels with the 			  "financially literate," the  Chair of
internal and external 			  the Audit Committee is an "audit
auditors and oversight 			  committee financial expert" as
for management reporting		  defined under the CSA Investor
on internal control			  Confidence Rules, SOX and the SEC
					  rules, and all current Audit
					  Committee members have "accounting
					  or related financial management
					  expertise" as defined under the NYSE
					  Rules.

					* The Audit Committee has direct
 					  communication channels with the
					  internal and external auditors to
					  discuss and review specific issues
					  as appropriate. The Audit Committee
					  has sole authority to recommend for
					  approval by shareholders the external
					  auditors, and the external auditors
					  report directly to the Audit
					  Committee.

					* The Vice-President, Risk Management
					  and Chief Internal Auditor has a dual
					  reporting function and reports
					  directly to both the CFO and the
					  Chair of the Audit Committee. The
					  Audit Committee meets separately
					  "in camera" at every regular
					  Committee meeting, with both the
					  external auditors and internal
					  auditor, without management present.
					  The Audit Committee also meets
					  separately with management and by
					  itself, without management present,
					  at each regularly scheduled meeting.

					* The Audit Committee is responsible
					  for reviewing the Company's audit
					  functions and financial statements,
					  and reviewing and recommending for
					  approval to the Board for release
					  material public disclosure
					  information such as financial
					  statements, quarterly reports,
					  financial news releases, annual
					  information forms, management's
					  discussion and analyses, and
					  prospectuses.

					* The Audit Committee is responsible
					  for overseeing the Company's internal
					  control function and ensuring that
					  management has effective internal
					  control systems in place. It reviews
					  the scope of responsibilities and
					  effectiveness of the internal audit
					  group, including internal audit
					  reporting lines and their working
					  relationship with the external
					  auditors.

					* The Audit Committee is also
					  responsible for overseeing the
					  process with the external auditors
					  including:
					  * reviewing and approving the annual
					    audit plan, including the scope of
					    the audit to be performed, the
					    audit plan and any changes therein
					    and the fees involved;
					  * pre-approving all audit and
					    non-audit services and fees related
					    thereto;
					  * reviewing and confirming the
					    independence of the external
					    auditors;
					  * reviewing any problems found in
					    performing the audit, such as
					    significant disagreements with
					    management regarding financial
					    reporting and limitations or
					    restrictions imposed by management;
					  * the Company's major accounting
					    policies, including the impact of
					    alternative accounting policies and
					    key management estimates and
					    judgments that could materially
					    affect the financial results; and
					  * emerging accounting issues and
					    their potential impact on the
					    Company's financial reporting.

					* The Audit Committee terms of
					  reference explicitly set out the
					  role and oversight responsibility
					  of the Audit Committee. For further
					  details, see the Mandate and Report
					  of the Audit Committee on page 36.
					  These practices are in compliance
					  with the CSA Investor Confidence
					  Rules.

Guideline 14:  The	  yes		* In addition to the authority of the
Board had implemented			  Board and committees to retain
a system to enable			  external advisors at the Company's
individual directors to 		  expense in connection with their
engage outside advisers, 		  responsibilities, individual
at the Corporation's 			  directors may engage outside advisors
expense					  at the Company's expense at any time
					  to provide advice with respect to a
					  corporate decision or action.


Disclosure regarding			TELUS has adopted an Ethics Policy,
Ethics Policy(not 			which applies to all directors,
required under TSX 			officers and employees of TELUS.
guidelines)				Copies of the Ethics Policy are
					available at telus.com/governance.
NI 58-101F1, section 5			As part of the policy, TELUS created
					the TELUS EthicsLine (1-866-515-6333)
 					which provides the public and TELUS
  					team members with a channel for
					anonymous and confidential questions or
					complaints on accounting, internal
 					controls or ethical issues that are
					reported on a quarterly basis to the
					Audit Committee. In addition, TELUS has
					established an Ethics Office, which
					conducts investigations, provides
					advice on ethical dilemmas and
					establishes appropriate policies,
					guidelines and training on TELUS'
					expected standards of business conduct.


Appendix B - Terms of reference for the Board of Directors

The entire TELUS Board Policy Manual, including the appendices referenced below, can be found at telus.com/governance

1. 	INTRODUCTION

The Board is responsible for the stewardship of the Company and overseeing the management of the Company's business and affairs. The Board may discharge its responsibilities by delegating certain duties to committees of the Board and to management. The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees.

2.	NO DELEGATION

2.1	The Board may not delegate the following matters to any
	committee:

	a) any submission to the shareholders of a question or matter requiring the approval of the shareholders;
	b)    the filling of a vacancy on the Board or any Board committee;
	c)    the allotment and issuance of securities;
	d)    the declaration and payment of dividends;
	e) the purchase, redemption or any other form of acquisition of shares issued by the Company;
	f) the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;
	g)    the approval of management proxy circulars;
	h)    the approval of any takeover bid circular or directors' circular;
	i) the approval of the financial statements and management's discussion and analysis of the Company;
	j)    the appointment or removal of the CEO;
	k) the power of the directors set forth in the Company's charter documents with respect to ownership and voting restrictions;
	l)    the establishment of any Board committee and its mandate;
	m) the adoption, amendment or repeal of the charter documents of the Company; and
	n) any other matter which is required under applicable corporate or securities laws to be decided by the Board as a whole.

3.	BOARD OF DIRECTORS

3.1	COMPOSITION

	a) The number of directors to be elected at a meeting of the shareholders will be a minimum of 12 and a maximum of 16 directors, including the Chair, a majority of whom are Independent Directors.
	b) Subject to election by the shareholders and the requirements of the applicable laws, the Company's charter documents and the rules of any stock exchanges on which the shares of the Company are listed, the CEO will be a member of the Board. Upon ceasing to be CEO, he or she will be expected to volunteer to resign from the Board and, in any event, will not be eligible for re-election to the Board upon ceasing to be CEO.
	c) The CEO will be the only management director on the Board, provided, however, that the directors may fill a casual vacancy
	       on the Board with another member of management, to hold such
	      position until the next annual and special meeting of the Company.
	d)    The Chair of the Board must be an Independent Director.

3.2	MEETINGS

	a) The Board will meet at least once each quarter and, including such quarterly meetings, a minimum of six times a year. Some of the Board's meetings should be held in locations other than Vancouver.
	b) The Chair and CEO, with the assistance of the Corporate Secretary, will be responsible for the agenda for each Board meeting.
	c) The Board encourages management to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board.
	d) The Board should have an in-camera session without management present, including any management directors, as a regular feature of each regularly scheduled Board meeting.
	e) Once a year at a regularly scheduled Board meeting, the Board should hold an in-camera session without non-Independent directors in attendance.
	f) Resolutions may not be approved by the Board during any in-camera session of a Board meeting in the absence of directors who have been excluded from such in-camera session but who have attended the Board meeting, unless such excluded directors have consented to such resolution being approved in their absence during the in-camera session.
	g) The quorum necessary for the transaction of business of the directors will be a majority of the directors.
	h) To the extent possible, Board materials will be made available in electronic format.

3.3 	ELECTION OR APPOINTMENT OF DIRECTORS

	The Board, following recommendation by the Corporate Governance
	Committee, will:

	a) approve the management slate of nominees proposed for election at annual and special meetings of the Company;
	b) approve candidates to fill any casual vacancy occurring on the Board; and
	c) fix the number of directors as permitted by the Company's charter documents.

3.4	COMPENSATION AND SHARE OWNERSHIP REQUIREMENT

	Appendix I - Director Compensation and Share Ownership Criteria lists the current levels of directors' compensation and the shareholdings required of directors of the Company.

3.5	COMMITTEES OF THE BOARD

	The Board will have the following committees and, after considering the recommendation of the Corporate Governance Committee, approve and/or modify their terms of reference:

	a)    Audit Committee - Appendix E
	b)    Corporate Governance Committee - Appendix F
	c)    Human Resources and Compensation Committee - Appendix G
	d)    Pension Committee - Appendix H

	The Board may establish a new standing or ad hoc committee, after considering the recommendation of the Corporate Governance Committee. Not less than a majority of the members of any new standing or ad hoc committee will be Independent Directors.

	Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee. See Appendix D - Terms of Reference for Committees of the Board of Directors.

4.	SELECTION OF MANAGEMENT

4.1. 	In accordance with the Company's charter documents, the Board will
	appoint and replace the CEO of the Company and, after considering the recommendation of the Human Resources and Compensation Committee, approve the CEO's compensation.

4.2. 	Upon considering the advice of the CEO and the recommendation of
	the Human Resources and Compensation Committee, the Board will approve the appointment of all members of the Executive Leadership Team.

4.3. 	The Board is responsible for satisfying itself as to the integrity
	of the CEO and other senior management of the Company.

4.4.	The Board is responsible for overseeing succession planning.

5.	STRATEGY DETERMINATION

The Board will:

5.1.	annually consider and approve the Company's objectives and goals,
	its strategic plan to achieve those objectives and goals and approve any material changes thereto;

5.2. 	monitor and assess the resources required to implement the
	Company's strategic plan;

5.3. 	monitor and assess developments which may affect the Company's
	strategic plan;

5.4. 	evaluate and, as required, enhance the effectiveness of the
	strategic planning process; and

5.5.	 monitor and, as required, enhance the execution of the strategic
	plan by management and monitor corporate performance against the Company's objectives and goals.

6.	MATERIAL TRANSACTIONS

6.1	Subject to delegation by the Board to management and to
	committees of the Board, the Board will review and approve all material transactions and investments.

7.	PUBLIC REPORTING

       	The Board is responsible for:

7.1 	ensuring that the financial performance of the Company is adequately
	reported to shareholders, other security holders and regulators on a timely and regular basis;

7.2	ensuring that the financial results are reported fairly and in
	accordance with generally accepted accounting standards and related legal disclosure requirements;

7.3	ensuring that appropriate policies and procedures are in place
	to ensure the timely disclosure of any other developments that have a significant and material impact on the Company;

7.4	reporting annually to shareholders on its stewardship for the
	preceding year; and

7.5	providing for measures that accommodate feedback from
	shareholders.

8.	MONITORING RISKS AND INTERNAL CONTROLS

The Board is responsible for:

8.1 	identifying the principal risks of the Company's business and
	ensuring the implementation of appropriate systems to manage these risks; and

8.2 	ensuring the integrity of the Company's internal control and
	management information systems.

9.	PROCEDURES AND POLICIES

The Board will monitor compliance with all significant policies and procedures by which the Company is operated.

10.	LEGAL REQUIREMENTS

10.1 	The Board will monitor and ensure compliance with all applicable
	laws and regulations.

10.2 The Board will strive to ensure that all corporate documents and records have been properly prepared, approved and maintained.

11.	EVALUATION
The Board will evaluate annually the effectiveness of the Board as a whole, individual directors, committees and the Chair. See Appendix L - Board and Director Evaluation Process.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS
3777 Kingsway
Burnaby, British Columbia
V5H 3Z7

telus.com
---------


Dated: April 5, 2005


					SIGNATURES

				    TELUS Corporation

			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary